SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For April 19, 2007

Commission File Number: 333-11014

i-CABLE Communications Limited

(Exact name of Registrant as specified in its charter)

Cable TV Tower

9 Hoi Shing Road

Tsuen Wan, N.T.

Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

i-CABLE Communications Limited (“i-CABLE”) is furnishing under cover of Form 6-K the following:

(1)	an announcement to i-CABLE’s shareholders dated April 19, 2007 regarding i-CABLE’s annual general meeting

(2)	a form of proxy for annual general meeting

(3)	a form of proxy card regarding ADR holders’ instructions to The Bank of New York as Depositary

(4)	an annual report for the year ended December 31, 2006

Appendix I

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

i-CABLE Communications Limited

By:	/s/ William Kwan
	Name:	William Kwan
	Title:	Chief Financial Officer

Dated: April 19, 2007

IMPORTANT

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this document, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

i-CABLE COMMUNICATIONS LIMITED

(Incorporated in Hong Kong with limited liability)

(STOCK CODE: 1097)

Directors:	Registered Office:

Mr. Stephen T. H. Ng (Chairman & Chief Executive Officer)	16th Floor, Ocean Centre,
Mr. William J. H. Kwan (Chief Financial Officer)	Harbour City, Canton Road,
Mr. Peter S. O. Mak	Kowloon,
Mr. F. K. Hu, GBS, CBE, JP*	Hong Kong
Dr. Dennis T. L. Sun, BBS, JP*
Sir Gordon Y. S. Wu, GBS, KCMG, FICE*
Mr. Anthony K. K. Yeung, JP*
19th April, 2007

(*	Independent Non-executive Directors)

To the Shareholders

Dear Sir or Madam,

PROPOSALS FOR GENERAL MANDATES TO REPURCHASE AND ISSUE

SHARES OF THE COMPANY, RE-ELECTION OF DIRECTORS AND

NOTICE OF ANNUAL GENERAL MEETING

1.	The purpose of this circular is to provide you with the information in connection with the ordinary resolutions to be proposed at the forthcoming Annual General Meeting: (i) to grant the general mandate to repurchase shares and to issue new shares of the Company; and (ii) to re-elect retiring directors of the Company.

2.

At the Annual General Meeting of i-CABLE Communications Limited (the “Company”) held on 22nd May, 2006, ordinary resolutions were passed giving general mandates to directors of the Company (the “Directors”) (i) to repurchase shares of the Company on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) (or on any other stock exchange on which the securities of the Company may be listed and which is

i-CABLE Communications Limited

recognised by the Securities and Futures Commission and the Stock Exchange for that purpose) of up to 10 per cent. of the issued share capital of the Company as at 22nd May, 2006; and (ii) to allot, issue and otherwise deal with shares up to a limit equal to (a) 20 per cent. of the shares of the Company in issue as at 22nd May, 2006, plus (b) (authorised by a separate ordinary resolution as required by the Rules Governing the Listing of Securities on the Stock Exchange (the “Listing Rules”)) the number of any shares repurchased by the Company.

3.	Pursuant to the Companies Ordinance (“Companies Ordinance”) and the Listing Rules, these general mandates will lapse at the conclusion of the forthcoming Annual General Meeting of the Company (“AGM”) to be held on 17th May, 2007, unless renewed at that meeting. As such, resolutions will be proposed at the AGM to renew the mandate in paragraph 2 above. An explanatory statement, as required under the Listing Rules to provide the requisite information in connection with the proposed repurchase mandate is set out in the Appendix to this circular.

4.	Of those Directors of the Company who are due to retire from the board of Directors at the AGM and in accordance with Articles 78 and 82 to 84 of the Company’s Articles of Association, Mr. William J. H. Kwan, Mr. Peter S. O. Mak and Dr. Dennis T. L. Sun (the “Retiring Directors”), being eligible, will retire at the AGM and offer themselves for re-election. The Retiring Directors do not have any fixed term of service with the Company. Therefore, after their re-election at the forthcoming AGM, they will continue to be Directors of the Company for an unspecified term but will be subject to retirement by rotation from the Company’s Board at annual general meetings of the Company on the lapse of two or three years in accordance with the provisions of the Company’s Articles of Association. Save as disclosed below: (i) so far as the Directors are aware, as at 10th April, 2007 (being the latest practicable date for determining the relevant information in this circular) (the “Latest Practicable Date”), none of the Retiring Directors has any interest (within the meaning of Part XV of the Securities and Futures Ordinance (the “SFO”)) in the securities of the Company; (ii) none of the Retiring Directors holds, or in the past three years held, any directorship in any listed public company and other major appointments and qualifications; and (iii) none of the Directors has any relationship with any other Directors, senior management or any substantial or controlling shareholders of the Company. In relation to the proposed reelection of the Retiring Directors, there is no information which is discloseable nor is/was any of the three Directors involved in any of the matters required to be disclosed pursuant to any of the requirements of the provisions under paragraphs 13.51(2)(h) to 13.51(2)(v) of the Listing Rules, and there is no other matter which needs to be brought to the attention of the shareholders of the Company.

Set out below is certain additional information relating to the three Retiring Directors proposed to be re-elected at the AGM:

Mr. William J. H. Kwan, aged 43, has been appointed a Director of the Company since 1st February, 2007. Mr. Kwan joined Hong Kong Cable Television Limited (“HKC”), a wholly-owned subsidiary of the Company, in January 1994 and had been Director – Corporate Development of HKC since 2002. He was appointed Chief Financial Officer of the Company effective from 1st January, 2006.

i-CABLE Communications Limited

So far as the Directors are aware, as at the Latest Practicable Date, Mr. Kwan held certain share options (within the meaning of Part XV of the SFO) previously granted to him by the Company under its employees share option plan. Such options entitle him to subscribe for 260,000 shares of the Company, and are exercisable during the period from 1st April, 2001 to 31st December, 2009 at an exercise price of HK$10.49 per share. Mr. Kwan receives from the Company a Director’s fee at such rate as from time to time approved by shareholders, currently being HK$50,000 per annum. Furthermore, he also receives from the Group an emolument, inclusive basic salary, various allowances, etc., of approximately HK$1.44 million per annum. In addition, a discretionary bonus is normally payable to Mr. Kwan with the amount of such bonus to be fixed unilaterally by the employer in each year. The amount of the emolument payable to Mr. Kwan is determined by reference to the level and/or range of remuneration package normally granted by employers in Hong Kong to a senior executive of comparable calibre and job responsibilities. Such emolument is determined by the Company as a reasonable amount.

Mr. Peter S. O. Mak, aged 58, has been appointed a Director of the Company since 1st August, 2006. He is the chief financial officer of the Company’s holding company, namely, The Wharf (Holdings) Limited (“Wharf”), responsible for overseeing the corporate management functions including corporate planning, banking and external relations, company secretarial, group accounts, audit and insurance of the Wharf group. He is also a director of Modern Terminals Limited, which is a major subsidiary of Wharf, and certain other subsidiaries of Wharf. Prior to joining Wharf, Mr. Mak held directorship in CITIC Pacific Limited, a Hang Seng Index constituent company. His experience includes managing large-scale capital and infrastructure portfolios, real estate investments, shipping and leasing. Mr. Mak holds a Bachelor of Arts degree from The University of Hong Kong.

Mr. Mak receives from the Company a Director’s fee at such rate as from time to time approved by shareholders, currently being HK$50,000 per annum. He has no service contract with the Group and therefore he receives no emolument from the Group other than the abovementioned Director’s fee.

Dr. Dennis T. L. Sun, BBS, JP, aged 56, has been an independent Non-executive Director of the Company since 2001. He also serves as a member of each of the Company’s Audit Committee, Related Party Transactions Committee and Compensation Committee. He is the chairman and managing director of publicly-listed China Hong Kong Photo Products Holdings Limited. Furthermore, he is the deputy chairman of the Hong Kong Management Association and a council member of The City University of Hong Kong. He was also the vice patron of the Community Chest of Hong Kong from 1999 to 2007. He is the honorary chairman of the Hong Kong Photo Marketing Association, the life honorary advisor of the Photographic Society of Hong Kong and the foundation member of the China Charity Foundation. He was awarded the Bronze Bauhinia Star in 1999 and appointed as a Justice of the Peace in 2002.

i-CABLE Communications Limited

Dr. Sun receives from the Company a Director’s fee and an Audit Committee member’s fee at such rate as from time to time approved by shareholders, currently being HK$50,000 and HK$15,000 per annum respectively. He has no service contract with the Group and therefore he receives no emolument from the Group other than the abovementioned Director’s fee and Audit Committee member’s fee.

5.	Pursuant to the Articles of Association, subject to the Companies Ordinance, a poll may be demanded in relation to any resolution put to the vote at the AGM before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll:

(a)	by the Chairman of the meeting; or

(b)	by at least three members present in person or by proxy and entitled to vote; or

(c)	by any member or members present in person or by proxy and representing in the aggregate not less than one-tenth of the total voting rights of all members having the right to attend and vote at the meeting; or

(d)	by any member or members present in person or by proxy and holding shares in the Company conferring a right to attend and vote at the meeting on which there have been paid up sums in the aggregate equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

6.	Notice of the AGM is set out on pages 7 to 10 of this circular. A form of proxy for use at the AGM is enclosed herein. Whether or not you intend to be present at the AGM, you are requested to complete the form of proxy and return it to the registered office of the Company in accordance with the instructions printed thereon not less than 48 hours before the time fixed for the holding of the AGM or any adjournment thereof. Completion of the form of proxy and its return to the Company will not preclude you from attending, and voting at, the AGM or any adjournment thereof if you so wish.

7.	The Directors believe that the proposed resolutions in relation to the general mandates and the re-election of the Retiring Directors to be put forward at the AGM are in the best interests of the Company and its shareholders. Accordingly, the Directors recommend you to vote in favour of all the relevant resolutions to be proposed at the AGM.

Yours faithfully, By Order of the Board Stephen T. H. Ng Chairman & Chief Executive Officer

i-CABLE Communications Limited

APPENDIX

EXPLANATORY STATEMENT

The following is the Explanatory Statement required to be sent to the shareholders of the Company under the Listing Rules which provides requisite information in connection with the proposed general mandate for repurchase of shares and also constitutes the Memorandum required under section 49BA of the Companies Ordinance. References in this Statement to “Share(s)” mean ordinary share(s) of HK$1.00 each in the capital of the Company:

(i)	It is proposed that the general repurchase mandate will authorise the repurchase by the Company of up to 10 per cent. of the Shares in issue at the date of passing the resolution to approve the general repurchase mandate. As at 10th April, 2007, being the Latest Practicable Date , the number of Shares in issue was 2,019,234,400 Shares. On the basis of such figure (and assuming no new Shares will be issued or no Share will be repurchased after the Latest Practicable Date and up to the date of passing such resolution), exercise in full of the general repurchase mandate would result in the repurchase by the Company of up to 201,923,440 Shares.

(ii)	The Directors believe that the general authority from shareholders to enable repurchase of Shares is in the best interests of the Company and its shareholders. Repurchases may, depending on the circumstances and funding arrangements at the time, lead to an enhancement of the net assets and/or earnings per Share. The Directors are seeking the grant of a general mandate to repurchase Shares to give the Company the flexibility to do so if and when appropriate. The number(s) of Shares to be repurchased on any occasion and the price and other terms upon which the same are repurchased will be decided by the Directors at the relevant time having regard to the circumstances then pertaining.

(iii)	The funds required for any repurchase would be derived from the distributable profits of the Company legally available for such purpose in accordance with the Company’s constitutive documents and the laws of Hong Kong.

(iv)	There could be an adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in its most recent audited financial statements for the year ended 31st December, 2006 being forwarded to all shareholders together with this circular) in the event that the general repurchase mandate were exercised in full at any time during the proposed repurchase period. However, the Directors do not propose to exercise the general repurchase mandate to such extent as would, in the circumstances, have a material adverse effect on the working capital of the Company or the gearing level which in the opinion of the Directors is from time to time appropriate for the Company.

(v)	There are no Directors or (to the best of the knowledge of the Directors, having made all reasonable enquiries) any associates (as defined in the Listing Rules) of the Directors of the Company who have a present intention, in the event that the general repurchase

i-CABLE Communications Limited

mandate is granted by the shareholders, to sell Shares to the Company.

(vi)	The Directors have undertaken to the Stock Exchange to exercise the power of the Company to make purchases pursuant to the general repurchase mandate in accordance with the Listing Rules and the applicable laws of Hong Kong.

(vii)	As at the Latest Practicable Date, as recorded in the register required to be kept by the Company under Part XV of the SFO, The Wharf (Holdings) Limited, being the controlling shareholder of the Company, was interested directly and indirectly more than 50% of the issued share capital of the Company. The Directors are not aware of any consequences which would arise under the Hong Kong Code on Takeovers and Mergers (the “Takeovers Code”) as a consequence of any purchases pursuant to the general repurchase mandate. However, if as a result of a repurchase of Shares a shareholder’s proportionate interest in the voting rights of the Company increases, such increase would be treated as an acquisition for the purposes of the Takeovers Code. Accordingly, a shareholder or group of shareholders acting in concert could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rule 26 of the Takeovers Code.

(viii)	No purchase has been made by the Company of Shares in the six months prior to the Latest Practicable Date.

(ix)	No connected persons (as defined in the Listing Rules) of the Company have notified the Company of a present intention to sell Shares to the Company and no such persons have undertaken not to sell Shares to the Company in the event that the general repurchase mandate is granted by the shareholders of the Company.

(x)	The highest and lowest prices at which Shares were traded on the Stock Exchange in each of the previous twelve months before the Latest Practicable Date are as follows:

	Highest (HK$)	Lowest (HK$)
April 2006	1.80	1.70
May 2006	1.85	1.71
June 2006	1.79	1.58
July 2006	1.76	1.67
August 2006	1.71	1.45
September 2006	1.57	1.46
October 2006	1.77	1.49
November 2006	1.73	1.45
December 2006	1.83	1.60
January 2007	1.82	1.68
February 2007	1.85	1.68
March 2007	1.81	1.58
From 1st April, 2007 to 10th April, 2007, being the Latest Practicable Date	1.73	1.63

i-CABLE Communications Limited

i-CABLE COMMUNICATIONS LIMITED

(Incorporated in Hong Kong with limited liability)

(STOCK CODE: 1097)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of shareholders of i-CABLE Communications Limited will be held in the Centenary Room, Ground Floor, The Marco Polo Hongkong Hotel, 3 Canton Road, Kowloon, Hong Kong, on Thursday, 17th May, 2007 at 11:00 a.m. for the purpose of transacting the following businesses:

As ordinary business:

(1)	To receive and consider the Financial Statements and the Reports of the Directors and Auditors for the year ended 31st December, 2006.

(2)	To declare a Final Dividend for the year ended 31st December, 2006.

(3)	To re-elect retiring Directors.

(4)	To appoint Auditors and authorise the Directors to fix their remuneration.

And as special business, to consider and, if thought fit, to pass with or without modification the following resolutions as ordinary resolutions:

(5)	“THAT:

(a)	subject to paragraph (b) below, the exercise by the Directors of the Company during the Relevant Period (as defined below) of all the powers of the Company to purchase shares in the capital of the Company be and is hereby generally and unconditionally approved;

(b)	the aggregate nominal amount of shares which may be purchased on The Stock Exchange of Hong Kong Limited or any other stock exchange recognised for this purpose by the Securities and Futures Commission of Hong Kong and The Stock Exchange of Hong Kong Limited under the Code on Share Repurchases pursuant to the approval in paragraph (a) above shall not exceed 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution, and the said approval shall be limited accordingly; and

i-CABLE Communications Limited

(c)	for the purpose of this Resolution, “Relevant Period” means the period from the passing of this Resolution until whichever is the earliest of:

(aa)	the conclusion of the next Annual General Meeting of the Company;

(bb)	the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held; and

(cc)	the revocation or variation of the authority given under this Resolution by ordinary resolution of the shareholders of the Company in general meeting.”

(6)	“THAT:

(a)	subject to paragraph (c) below, the exercise by the Directors of the Company during the Relevant Period (as defined below) of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements, options, warrants and other securities which might require the exercise of such power be and is hereby generally and unconditionally approved;

(b)	the approval in paragraph (a) shall authorise the Directors of the Company during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such power after the end of the Relevant Period;

(c)	the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the approval in paragraph (a), otherwise than pursuant to (i) any executive or employee share option or incentive scheme, or (ii) a Rights Issue (as defined below), or (iii) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Articles of Association of the Company, shall not exceed the aggregate of:

(aa)	20 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution; plus

(bb)	(if the Directors are so authorised by a separate ordinary resolution of the shareholders of the Company) the nominal amount of share capital of the Company repurchased by the Company subsequent to the passing of this Resolution (up to a maximum equivalent to 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution), and the said approval shall be limited accordingly; and

i-CABLE Communications Limited

(d)	for the purposes of this Resolution:

“Relevant Period” means the period from the passing of this Resolution until whichever is the earliest of:

(aa)	the conclusion of the next Annual General Meeting of the Company;

(bb)	the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held; and

(cc)	the revocation or variation of the approval given under this Resolution by ordinary resolution of the shareholders of the Company in general meeting; and

“Rights Issue” means an offer of shares, or an offer of warrants, options or other securities giving rights to subscribe for shares, open for a period fixed by the Company or by the Directors of the Company to holders of shares of the Company or any class thereof on the register on a fixed record date in proportion to their then holdings of such shares or class thereof (subject to such exclusion or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong).”

(7)	“THAT the general mandate granted to the Directors of the Company to exercise the powers of the Company to allot, issue and deal with any additional shares of the Company pursuant to ordinary resolution (6) set out in the notice convening this meeting be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of the share capital of the Company repurchased by the Company under the authority granted pursuant to ordinary resolution (5) set out in the notice convening this meeting, provided that such extended amount shall not exceed 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution.”

By Order of the Board Wilson W. S. Chan Secretary

Hong Kong, 19th April, 2007

Registered Office:

16th Floor, Ocean Centre,

Harbour City, Canton Road,

Kowloon,

Hong Kong

i-CABLE Communications Limited

Notes:

(a)	A member entitled to attend and vote at the meeting convened by the above notice is entitled to appoint one or two proxies to attend and, in the event of a poll, to vote in his stead. A proxy need not be a member of the Company. In order to be valid, the form of proxy together with the power of attorney or other authority, if any, under which it is signed (or a notarially certified copy of that power of attorney or authority) must be deposited at the Company’s registered office at 16th Floor, Ocean Centre, Harbour City, Canton Road, Kowloon, Hong Kong, not less than 48 hours before the time appointed for the holding of the meeting or adjourned meeting.

(b)	With reference to the Ordinary Resolution proposed under item (6) above, the Directors wish to state that they have no immediate plans to issue any new shares of the Company pursuant to the mandate to be given thereunder, other than under the executive or employee share option or incentive scheme from time to time adopted by the Company.

(c)	The Register of Members will be closed from Thursday, 10th May, 2007 to Thursday, 17th May, 2007, both days inclusive, during which period no transfer of shares of the Company can be registered. In order to qualify for the abovementioned Final Dividend, all transfers, accompanied by the relevant share certificates, must be lodged with the Company’s Registrars, Tengis Limited, at 26th Floor, Tesbury Centre, 28 Queen’s Road East, Wanchai, Hong Kong, not later than 4:30 p.m. on Wednesday, 9th May, 2007.

(d)	A circular containing the information regarding, inter alia, the proposals for general mandates to repurchase and to issue shares of the Company and the directors proposed to be re-elected will be sent to members of the Company together with the Company’s 2006 Annual Report.

i-CABLE Communications Limited

i-CABLE COMMUNICATIONS LIMITED

Stock Code: 1097

Form of Proxy for Annual General Meeting

I/We1,                                                                                   of

                                                                                              , being a member of i-CABLE Communications Limited, hereby

appoint3,                                                                                   of                                                                                                       ,

or failing him/her,                                                                                   of

                                         , as my/our proxy to vote for me/us and on my/our behalf at the Annual General Meeting of the Company to be held on 17th May, 2007 and at any adjournment thereof. The proxy will vote on the proposed resolutions in respect of the undermentioned matters as indicated below:

		For[4]	Against[4]
1	To adopt the Financial Statements and the Reports of the Directors and Auditors for the year ended 31st December, 2006.

2	To declare a final dividend for the year ended 31st December, 2006.

3	(a) To re-elect Mr. William J. H. Kwan, a retiring Director, as a Director.

(b) To re-elect Mr. Peter S. O. Mak, a retiring Director, as a Director.

(c) To re-elect Dr. Dennis T. L. Sun, a retiring Director, as a Director.

4	To re-appoint KPMG as Auditors of the Company and to authorise the Directors to fix their remuneration.

5	To give a general mandate to the Directors for share repurchases by the Company.

6	To give a general mandate to the Directors for issue of shares.

7	To approve the addition of repurchased securities to the share issue general mandate stated under Resolution No. 6.

Member’s signature(s):	Proxy’s specimen signature: ____________________________________________________________

Signed this day of 2007.	No. of shares held: ___________________________________________________________________

Notes:

1.	Full name(s) and address(es) of the member(s) completing this form should be inserted in Block Capitals in the space provided.

2.	A member is entitled to appoint one or two proxies of his/her own choice. A proxy need not be a member of the Company.

3.	Insert in Block Capitals the name(s) and address(es) of the proxy or proxies desired in the space provided. Any alteration to this form of proxy must be initialled by the member(s) who sign(s) it. A corporation may execute a form of proxy under the hand of a duly authorised officer.

4.	Important: if you wish your proxy to vote for a particular resolution, place a “✓” in the appropriate box under “For”. If you wish your proxy to vote against a particular resolution, place a “✓” in the appropriate box under “Against”. If this proxy form is returned to the Company without properly indicating how the proxy shall vote on any particular matter, the proxy shall be entitled to exercise his/her discretion as to whether he/she votes in respect of the relevant matter and if so how.

5.	To be valid, this form of proxy must be completed and deposited at the registered office of the Company, 16th Floor, Ocean Centre, Harbour City, Canton Road, Kowloon, Hong Kong, together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy of that power or authority, not less than 48 hours before the time appointed for holding the Meeting.

☐	Ú DETACH PROXY CARD HERE Ú

Mark, Sign, Date and Return the Proxy Card Promptly Using the Enclosed Envelope.	☒ Votes must be indicated (x) in Black or Blue ink.

			FOR	AGAINST			FOR	AGAINST

1.	To adopt the Financial Statements and the Reports of the Directors and Auditors for the year ended 31st December, 2006.		☐	☐	4.	To re-appoint KPMG as Auditors of the Company and to authorise the Directors to fix their remuneration.	☐	☐

2.	To declare a final dividend for the year ended 31st December, 2006.		☐	☐	5.	To give a general mandate to the Directors for share repurchases by the Company.	☐	☐

3.	(a)	To re-elect Mr. William J. H. Kwan, a retiring Director, as a Director.	☐	☐	6.	To give a general mandate to the Directors for issue of shares.	☐	☐

	(b)	To re-elect Mr. Peter S. O. Mak, a retiring Director, as a Director.	☐	☐	7.	To approve the addition of repurchased securities to the share issue general mandate stated under Resolution No. 6.	☐	☐

	(c)	To re-elect Dr. Dennis T. L. Sun, a retiring Director, as a Director.	☐	☐

						To change your address, please mark this box.		☐

SCAN LINE

The Voting Instruction must be signed by the person in whose name the relevant Receipt is registered on the books of the Depositary. In the case of a Corporation, the Voting Instruction must be executed by a duly authorized Officer or Attorney.

Date	Share Owner sign here	Co-Owner sign here

i-CABLE COMMUNICATIONS LIMITED

Instructions to The Bank of New York, as Depositary
(Must be received prior to the close of business
5:00 p.m. New York City time on May 7, 2007)

The undersigned registered holder of American Depositary Receipts hereby requests and instructs The Bank of New York, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of shares or other Deposited Securities represented by such Receipt of i-CABLE Communications Limited registered in the name of the undersigned on the books of the Depositary as of the close of business April 15, 2007 at the Annual General Meeting of the Shareholders of i-CABLE Communications Limited to be held on May 17, 2007 in Hong Kong.

NOTES:

1.      Please direct the Depositary how to vote by marking X in the appropriate box opposite the resolution. It is understood that, if this form is signed and returned but no instructions are indicated in the boxes, then a discretionary proxy will be given to a person designated by the Company.

2.      It is understood that, if this form is not signed and returned, the Depositary will deem such holder to have instructed the Depositary to give a discretionary proxy to a person designated by the Company.

To include any comments, please mark this box.    ☐

Please complete and date this proxy on the reverse side and return it promptly in the accompanying envelope.

YEAH!
Wow!
He
llo!
2006
i-CABLE
Annual Report
有線寬頻 i-CABLE
Stock code:1097

i-CABLE COMMUNICATIONS LIMITED Annual Report 2006

YEAH! WOW! Hello 2006 i-CABLE Goooooooooooal Annual Report

Stock code:1097 i-CABLE

i-CABLE COMMUNICATIONS LIMITED Annual Report 2006

ABOUT THE COMPANY

i-CABLE Communications Limited is Hong Kong’s leading integrated communications company. It is one of the largest producers of video, film and multimedia content based in Hong Kong, for distribution around the world over conventional and new media, with particular focus on news, information, sports and entertainment. At the same time, it owns and operates one of two near universal broadband telecommunications networks in Hong Kong, over which it provides Pay TV, Broadband and Voice services to well over one million subscribing households and businesses.

i-CABLE Entertainment cookery programme host Maria Cordero.

CONTENTS

02 Event Highlights

04 Results Highlights

05 Corporate Information

06 Chairman’s Statement

08 Business Review

Operating Environment and Competition

Pay TV Service

Internet and Multimedia

Hong Kong Cable Enterprises

Programming

i-CABLE News

i-CABLE Entertainment

i-CABLE Sports

14 New Markets

16 Corporate and Community Affairs

18 Outlook

i-CABLE Entertainment fortune telling programme host So Man-fung.

Event Highlights

Secretary for Financial Services and the Treasury, Mr Frederick Ma, addressing a financial seminar organised by i-CABLE News.

News and programming executives at a media event to parade CABLE TV’s new programming line-up.

Spirited fans cheering for their team during a live broadcast of the FIFA World Cup 2006, which CABLE TV holds exclusive rights to carry all 64 final round matches.

Hong Kong top athletes turn out to support

CABLE

TV’s comprehensive carriage of the 2006 Asian Games in Doha.

The Financial Secretary, Mr Henry Tang, interviewed at the launch of i-CABLE News studio at the Hong Kong Stock Exchange trading floor.

Another prized acquisition for CABLE TV – the prestigious US PGA Tour.

Star-studded premiere of A Battle of Wits, a box office hit of Sundream Motion Pictures.

Results Highlights

Turnover rose amidst intense competition

Turnover increased by 4% to HK$2,548 million (2005: HK$2,441 million).

Profit before taxation decreased by 26% to HK$210 million (2005: HK$282 million).

Net reversal of HK$28 million deferred tax credit for the year (2005: HK$305 million deferred tax credit recorded).

Profit after taxation decreased by 69% to HK$181 million (2005: HK$582 million).

Earnings per share decreased by 69% to 9.0 cents (2005: 28.8 cents).

Capital expenditure declined by 29% to HK$200 million (2005: HK$282 million).

Free cashflow before dividends increased by 2% to HK$407 million (2005: HK$399 million).

Final dividend of 5 cents per share to increase full year dividends per share to 8.5 cents (2005: 8.5 cents).

Pay TV - Subscriber number increase sustained by investment in content differentiation

Broadband subscribers increased by 2% to 328,000 (2005: 320,000).

Wholesale voice lines increased by 40% to 168,000 (2005: 120,000).

ARPU decreased by 2% to HK$136 (2005: HK$139).

Turnover increased by 7% to HK$596 million (2005: HK$558 million).

Operating profit increased by 66% to HK$129 million (2005: HK$78 million).

Internet & Multimedia - Record operating profit in a maturing market

Subscribers increased by 7% to 786,000 (2005: 738,000).

ARPU decreased by 4% to HK$203 (2005: HK$212).

Turnover increased by 1% to HK$1,895 million (2005: HK$1,884 million).

Operating profit decreased by 26% to HK$248 million (2005: HK$337 million).

800

700

600

500

400

300

200

100

0

Pay TV Subscribers

In Thousands

97 98 99 00 02 03 04 05 06 01 Year

Broadband Subscribers

In Thousands

350

300

250

200

150

100

50

0

Dec 00 Dec 01 Dec 02 Dec 03 Dec 04 Dec 05 Dec 06 Year

i-CABLE COMMUNICATIONS LIMITED Annual Report 2006 4

Corporate Information

BOARD OF DIRECTORS

Mr. Stephen T. H. Ng (Chairman & Chief Executive Officer)

Mr. William J. H. Kwan (Chief Financial Officer)

Mr. F. K. Hu, GBS, CBE, JP

Mr. Peter S. O. Mak

Dr. Dennis T. L. Sun, BBS, JP

Sir Gordon Y. S. Wu, GBS, KCMG, FICE

Mr. Anthony K. K. Yeung, JP

GROUP EXECUTIVES

Mr. Stephen T. H. Ng (Chairman & Chief Executive

Officer)

Mr. William J. H. Kwan (Chief Financial Officer)

Mr. Ronald Y. C. Chiu (Executive Director, i-CABLE

News Limited and i-CABLE

Sports Limited)

Mr. Vincent T. Y. Lam (Executive Director, i-CABLE

Network Limited)

Mr. Benjamin W. S. Tong (Executive Director, Hong

Kong Cable Television Limited)

Mr. Siuming Y. M. Tsui (Executive Director, i-CABLE

Entertainment Limited; Chief

Operating Officer, i-CABLE

Satellite Television Limited;

President, Sundream Motion

Pictures Limited)

Mr. Samuel C. C. Tsang (General Manager, Hong Kong

Cable Enterprises Limited)

Mr. Simon K. K. Yu (Vice President, i-CABLE Network

Operations Limited)

Mr. Garmen K. Y. Chan (Vice President, External Affairs)

Mr. David C. T. Wong (Vice President, i-CABLE

Enterprises Limited)

Mr. Felix W. K. Yip (Vice President, Human Resources &

Administration)

SECRETARY

Mr. Wilson W. S. Chan, FCIS

AUDITORS

KPMG

PRINCIPAL BANKERS

The Hongkong and Shanghai Banking Corporation

Limited

REGISTRARS

Tengis Limited

26th Floor, Tesbury Centre, 28 Queen’s Road East, Wanchai,

Hong Kong

ADR DEPOSITARY

The Bank of New York Company, Inc.

One Wall Street, New York, New York 10286, USA

REGISTERED OFFICE

16th Floor, Ocean Centre, Harbour City, Canton Road,

Kowloon, Hong Kong

Telephone: (852) 2118 8118 Fax: (852) 2118 8018

PRINCIPAL BUSINESS ADDRESS

CABLE TV Tower, 9 Hoi Shing Road, Tsuen Wan, Hong Kong

LISTING

The Company’s shares are listed under the Code “1097”

on The Stock Exchange of Hong Kong Limited and its

American depositary shares, each representing 20 ordinary

shares, are listed under the symbol “ICAB” on the Nasdaq

Stock Market.

CORPORATE WEBSITE ADDRESS

www.i-cablecomm.com

INQUIRIES

info@i-cablecomm.com

i-CABLE COMMUNICATIONS LIMITED Annual Report 2006

5

Chairman’s Statement

“GROWTH CONTINUES WITH NEW INITIATIVES IN BUSINESS AND PROGRAMMING DEVELOPMENT.”

i-CABLE COMMUNICATIONS LIMITED Annual Report 2006 6

Dear Stakeholders,

I am pleased to report continued growth for our core businesses in 2006, although escalating programming costs and intense competition have caused a decline in profit.

On a consolidated basis, despite a 4% turnover growth to HK$2,548 million for the year, profit before taxation decreased by 26% to HK$210 million (2005: HK$282 million). Profit after taxation fell to HK$181 million (2005: HK$582 million, a credit of HK$305 million from recognition of previous tax losses as deferred tax assets). Correspondingly, earnings per share dropped to 9.0 cents (2005: 28.8 cents).

The financial position of the Group however remained healthy, with free cashflow before dividends rising by 2% to HK$407 million (2005: HK$399 million). In view of that, the Board has recommended a final dividend of 5.0 cents per share to bring full year dividends per share to 8.5 cents (2005: 8.5 cents).

More intense competition from competitors impacted on the Group’s performance as we responded to their challenges with more active marketing and pricing, which put margin under tremendous pressure. More challenges came towards the end of the year when the Group was outbid by its principal competitor for the next three seasons of telecasting rights for the English Premier League. The Group responded proactively and promptly adjusted its subscription acquisition and customer retention strategies.

For the year as a whole, Pay TV subscription grew by 7% to 786,000, Broadband subscription grew by 2% to 328,000, and wholesale voice lines grew by 40% to 168,000.

These results would not have been achieved without the generous support of our shareholders, partners and customers, and the dedication of our colleagues, to whom I am most grateful.

The Group is making preparations to face up to the keener competition in the coming year. A series of new programmes will debut in the first half of 2007 to further enhance our news, entertainment, movie and sports platforms. We have successfully diversified our business and established our presence in other markets as well as in other forms of media and products. All that has put us in a good position to brace for competition.

Stephen T.H.Ng

Chairman and Chief Executive Officer

i-CABLE Communications Limited

Hong Kong, March 5, 2007

i-CABLE COMMUNICATIONS LIMITED Annual Report 2006 7

Business Review

OPERATING ENVIRONMENT AND COMPETITION

The Group continued to maintain its market position in both Pay TV and Broadband markets irrespective of keener competition.

PCCW’s now Broadband TV continued to be aggressive in the Pay TV market. During the period under review, not only did it pull out all stops to acquire customers, it has also been aggressive in content acquisition to erode the Group’s programming platform. Instead of engaging in endless bidding wars for overpriced acquired content, the Group has chosen to develop further its production and its already well established news and entertainment platforms as well as to pursue more balanced development of its sports platform to maintain its leading position.

Our marketing and pricing initiatives appeared to have mitigated the negative effect of now’s aggression so far to report a healthy growth of Pay TV customers at the end of the year with only marginal erosion of ARPU.

Meanwhile, the Broadband Internet market continued to mature and the Group is able to capitalise on its investment on network enhancement to generate a healthy increase in revenue and profitability. Coupled with our triple-play bundling offers, our Broadband service subscription continued to grow. Horizon Channel hosts Yang

Yang (front), Debbie Goh Scoo

PAY TV SERVICE

The Group’s Pay TV service reported a 7% year-on-year subscription growth to 786,000 at the end of 2006. This was achieved against a stern operating environment where competing service providers sought to boost their subscription through aggressive marketing packages and enhancement of their programme offerings.

The exclusive carriage of FIFA World Cup 2006 on the Group’s platform in the summer helped sustain the growth momentum which at the same time inflated operating cost.

As a result, turnover for this sector rose marginally to HK$1,895 million (2005: HK$1,884 million), and operating profit decreased by 26% to HK$248 million (2005: HK$337 million). The rollout of mini packages and selective packages in response to changing market conditions brought a 4% decrease in ARPU to HK$203.

The business came under further test when news that the English Premier League would leave the CABLE TV platform broke in the fourth quarter. Swift action was taken to adjust our package offerings to counteract the negative impact. These moves have enabled the Group to sustain subscriber acquisition momentum as well as customer retention capability. To further enhance our competitiveness, bundling will continue to be the focus of our acquisition strategy.

It is also our mission to create demand by increasing channel line-up with enriched content, and plans are afoot to enhance our own production and to develop a more diversified sports platform. One example is the acquisition of the prestigious US PGA Tour golf tournaments from our competitor.

With the addition of a number of basic channels during the year covering a wide spectrum of genres to enrich our news, movie, music and entertainment programmes, the Group’s Pay TV platform now carries over 100 channels.

i-CABLE News anchor

Anny Chong On-yee.

Oooop!

Business Review

INTERNET AND MULTIMEDIA

Broadband services continued to report steady growth both in subscription and profit as the market consolidated.

Revenue growth and disciplined cost control had enabled this sector of the business to report a 66% growth in operating profit to a record HK$129 million (2005: HK$78 million) on the back of a 7% increase in turnover to HK$596 million. Bundling has diluted ARPU marginally which was down by 2% to HK$136 (2005: HK$139).

Broadband subscribers grew 2% year-on-year to 328,000, attributable to service enhancement through network upgrade, bundling strategies and the continual introduction of value-added service. Wholesale voice lines, meanwhile, grew to 168,000, compared with 120,000 a year ago.

Multimedia content continued to be enhanced to further drive demand for Broadband services. There was breakthrough in 2006 as the Group had secured Internet right for important sport events, such as PGA Tour, US Open and Rugby World Cup. At the same time, we continued to be the leading provider of streaming and looping contents for major mobile operators in Hong Kong.

HONG KONG CABLE ENTERPRISES (HKCE)

In 2006, HKCE achieved a double-digit total revenue growth over 2005. The growth was contributed primarily by commercial airtime sales (ATS) on CABLE TV.

Riding on the on-target programming platform of CABLE TV, HKCE generated advertising revenue from channel-driven TV advertisements, as well as programme-driven and tailor-made sponsorships of sports, news, finance and entertainment programmes.

With CABLE TV’s exclusive full live coverage of the 64 final round matches of FIFA World Cup 2006, HKCE achieved a double-digit growth in ATS revenue in 2006. Demand for airtime and yield rate on other ATS platforms such as news, finance and entertainment also grew.

i-CABLE COMMUNICATIONS LIMITED Annual Report 2006 10

To further expand the advertising sales business, HKCE has acquired a controlling stake in Teamwork Media, an advertising sales agent based in Beijing and since renamed as Ad On Media; a joint venture company was officially set up in April 2006. Ad On Media is the exclusive advertising sales agent of Sanlian Life Week Magazine, which has the third largest readership among the monitored weeklies in the Mainland. HKCE will develop its Mainland business both through Ad On Media and through other acquisitions as appropriate.

The Group’s other advertisement venture, Hong Kong Cable News Express Limited (HKCNE), the exclusive sales distributor and content provider of the Newsline Express service on KCR trains, celebrated its first anniversary in August 2006. The in-train audio-visual system has been widely accepted by the local advertising industry and KCR passengers.

PROGRAMMING

i-CABLE News

Programming and facilities upgrading have enabled i-CABLE News to maintain its position as one of Hong Kong’s strongest and most comprehensive sources of news and public affairs information.

Two of our major news channels, News 1 and News 2, were revamped and renamed to become Finance Information Channel and News Channel respectively to sharpen their respective areas of focus and to better reflect their expanded coverage. The exercise has received very positive feedback from the financial and business sectors as well as the community at large. The Live News Channel, meanwhile, continued to expand its live coverage capacity, clocking a total of 1,120 hours of live coverage of important news events in 2006. Together with prime time re-runs, the channel broadcast over 5,000 hours in the year. To meet heightened demand for fast and comprehensive news from China, our China Desk has expanded its coverage, both in depth and breadth. Logistical support was also enhanced by the setting up of a new bureau in Guangzhou to cover Southern China, to supplement our first bureau in Beijing. Plans are also in hand to open a third bureau in Shanghai in the second quarter of this year.

Singer Jay Chou and i-CABLE Entertainment News presenter Albert Au Wing-kuen.

11 i-CABLE COMMUNICATIONS LIMITED Annual Report 2006 11

Business Review

i-CABLE News continued to reach out to various sectors of the community and adopted a new slogan - At the Forefront of Facts () - for its new promotion campaign that kicked off in the fourth quarter of last year.

Various awards won in 2006 – four in the New York Film and Television Festival and one in the Chicago International Television Festival – further testified to the i-CABLE News platform’s achievements, on which we will continue to build in the year ahead.

Plans are on hand to further enhance the Finance Information Channel, by turning it to a 24-hour finance service channel on trading days and a documentaries and public affairs channel during weekends and public holidays. New documentary and public affairs programmes that are more relevant to the viewers will be introduced with revamp in April 2007.

i-CABLE Entertainment

Spearheading content production for our flagship entertainment platform, i-CABLE Entertainment has played a central role in sharpening the competitive edge of the Company during the year by creating more and better programming and channels.

The movie platform was strengthened with the addition of HMC, a round-the-clock channel showcasing Hollywood blockbusters, which has proved to be highly popular. A promotional event, the first HMC Awards in May, also received enthusiastic response and won the support of major film distributors.

During the year, we have refined our self-produced programmes to enhance their attraction to viewers. Such efforts injected fresh vigour into our programmes, increased their draw, helped us maintain a solid entertainment platform, and won us independent acclaims. i-CABLE Entertainment News, our 24-hour Cantonese entertainment news channel, continued to surpass its own past achievements as a main conduit of non-stop local and international showbiz news for viewers

Singer Jolin Tsai (centre) and i-CABLE Entertainment News presenters Sammie Yu Sze-man and Eric Li.

i-CABLE COMMUNICATIONS LIMITED Annual Report 2006 12

in Hong Kong. During the year, it produced more than 100 special interviews on artistes; its reporting team tracked across the world to cover over 30 major international showbiz events. Further measures will be implemented in 2007 to maintain the effectiveness of the entertainment platform as one of the key components in our content differentiation strategy. These will include the launching of a second HMC channel in the first quarter and a new channel with highly competitive content of mass appeal designed to capture the widest possible viewership.

i-CABLE Sports

The highlight of the year was the broadcasting of the FIFA World Cup 2006 and related programming and events, boosting subscription as well as the prestige of the i-CABLE sports platform. As the official broadcaster carrying the exclusive right to carry all 64 matches, CABLE TV dedicated three channels to cover this top-notch quadrennial soccer event, broadcasting over 1,500 hours of the matches and related programmes. On major international events, we kicked off the year with the carriage of the Torino 2006

Winter Olympic Games in February, making local broadcasting history by being the first broadcaster to carry the winter games live. In March, we telecast the 2006 Commonwealth Games and in December, we delivered full coverage of the 2006 Asian Games in Doha, carrying more than 10 hours of non-stop live broadcast daily. The carriage of these prestigious international events has affirmed i-CABLE as the leading sports broadcaster in Hong Kong. Our sports platform has been pursuing a strategy of balanced and sustainable development, which we believe is most sensible, both from a business point of view and for the overall and long-term interest of viewers. To this end, we have continued to acquire new programmes catering to a wide spectrum of interests of sporting fans. In the year to come, the Group will carry the prestigious US PGA Tour exclusively, and offer a wide array of international sporting events to viewers including the US NBA tournament, top European soccer tournaments, as well as swimming, athletics, cycling, badminton and rugby events.

13 i-CABLE COMMUNICATIONS LIMITED Annual Report 2006

New Markets

Wooo

In 2006, our satellite channel, Horizon Channel has further established its recognition and influence in both the PRC and overseas markets. Besides landing in the Americas, Horizon Channel also successfully launched a daily 2-hour time block in Japan’s DTH platform SKY

PerfecTV.

During the year, the Group has spent much effort in building up its business network and breakthroughs were made in programme licensing and distribution at targeted markets. At the same time, the Group has also extended its distribution networks with overseas broadcasters and licensed our programmes to the US, Canada, Malaysia, Indonesia, Taiwan and New Zealand.

i-CABLE Entertainment children programme hosts Amen and Bean.

Three movies from our film production subsidiary, Sundream Motion Pictures Limited, were released in 2006. Not only did they return satisfactory box office results, the movies also gained wide recognition, both locally and overseas. Sundream’s debut movie 49 Days was invited to participate in the Fukuoka Asian Film Festival and was awarded the Grand Prize for the festival. A Battle of Wits was released in November amidst high acclaim and was among the top five box office Chinese language films in Hong Kong and among the three top box office Hong Kong films in Taiwan.

In 2006, the Company has completed three other films, one of which, Eye in the Sky has already received local and global attention even before release. The movie has been invited to participate in the prestigious Berlin International Film Festival in Germany, the Udine Far East Film Festival in Italy and this year’s International Film Festival.

Ooooooow!

i-CABLE Sports soccer commentators Sky Fung

Ka-ki and Eric Lau Kin-kei.

Corporate and Community Affairs

A competent, creative and dedicated team has been instrumental to the many achievements and steady growth of the Group during a busy and exciting year in a fast-changing and competitive operating environment. This superb team is the fruit of our steadfast adherence over the years to a team building policy dedicated to attracting, retaining and motivating the very best people by promoting a pay-for-performance culture that links remuneration and reward to the achievements and profitability of the Group.

The continuous effort of the Group in enriching employee engagement has also gained trust and commitment from its employees. The unique corporate culture thus engendered has allowed the Group to build stronger teamwork and sustained its competitiveness in the marketplace.

At the end of 2006, the Group had a total of 3,016 employees, compared with 3,275 in 2005. Total gross salaries and related costs incurred in the year amounted to HK$828 million (2005: HK$793 million). The leaner staff size at the end of the year reflected the consolidation of the Group’s organisation structure during 2006 in response to the completion of major network building works. Meanwhile, resources are being channelled to support the Group’s new focuses of development, among which is a new self-produced channel planned for launch in the summer of 2007. New positions will be created and staffed partly by redeployment of existing expertise and partly by recruitment of external talents.

Being a caring employer, the Group continues to promote and involve in social welfare activities through donations to non- i-CABLE Entertainment News presenter Judy Chu Chun-chun.

profit organizations and social welfare agencies. We also provide support of various kinds to charitable events, such as the annual Walk for Millions and Run With Your Heart and encourage our employees to participate in volunteer services.

Since 2003, the Group has consecutively received the Gold Award for Volunteer Service and the Caring Company Logo respectively from the Secretariat of Steering Committee on Promotion of Volunteer Service and the Hong Kong Council of Social Service.

TEAM

i-CABLE News anchors Jolly Wong and

Vincent Lui Wing-shun.

Outlook

Ac

The intensification of competition, where competitive behaviour at times defies near term market economics in attempts to unsettle the Group’s market position, did not come as a surprise to us.

For the past several years and in anticipation of changing market conditions, the Group has been undergoing regeneration. As a result, our different operating units, spanning from content production and distribution, service provision, marketing and sales, to customer service and network operations, have been sharpened, each with clear business objectives. They have responded to the changes swiftly and effectively.

Our decision to readjust programming investment to move away from relying on a single programming genre will see further enhancement on our own-produced news and entertainment platforms in the first half of 2007. The Group is confident that its programming offers remain competitive in the market place.

i-CABLE News anchor Carmen Tsang Mei-wa.

The Group’s various new market ventures are progressing well on track. Our content distribution beyond Hong Kong are beginning to gain a foothold in the Mainland as well as in other overseas markets and our movie production projects have been a success at the box office as well as at industry forums around the world.

Tougher times are lying ahead as competition further intensifies but the Group is well prepared to take the challenges head on.

tionnnn!

i-CABLE News cameraman Lau Chi-ping.

Financial Review

21 Financial Review

- Review of 2006 Results

- Segmental Information

- Liquidity and Financial Resources

- Contingent Liabilities

- Human Resources

23 Corporate Governance Report

28 Report of the Directors

41 Independent Auditors’ Report

42 Consolidated Profit and Loss

Account

43 Consolidated Balance Sheet

44 Company Balance Sheet

45 Consolidated Statement of

Changes in Equity

46 Statement of Changes in Equity

47 Consolidated Cash Flow

Statement

48 Notes to the Financial Statements

85 Five-year Financial Summary

Financial Review

A.	Review of 2006 Results

The Group continued to grow its Pay TV and Broadband subscriber bases with enhanced programme and innovative bundling and other marketing strategies, notwithstanding intense competition particularly in the Pay TV market.

Consolidated turnover increased by HK$107 million or 4% to HK$2,548 million with increases across Pay TV, Internet & Multimedia and new businesses.

Operating costs before depreciation increased by 14% to HK$1,921 million as programming costs increased by 16% to HK$1,005 million due primarily to the carriage of 2006 FIFA World Cup, enhancement of the movie platform with the launch of “HMC” at the beginning of the year and the capturing of film production cost of Sundream’s movie projects released this year. Network and other operating costs increased by 13% to HK$451 million due mainly to increase in customer fulfillment costs, cost of sales and reorganisation costs pertaining to network team reorganisation during the year. Selling, general and administrative expenses increased by 11% to HK$465 million due primarily to higher marketing and sales spending.

Earnings before interest, tax, depreciation and amortisation or EBITDA decreased by 18% to HK$627 million.

Depreciation decreased by 11% to HK$428 million due to lower depreciation charges on cable modems, leasehold improvement and network assets following the expiry of their depreciation cycle.

Profit from operations decreased by HK$81 million or 29% to HK$198 million.

After HK$28 million of deferred tax expense recorded for the year (compared to a deferred tax credit of HK$305 million in 2005), net profit attributable to shareholders decreased by 69% or HK$400 million to HK$182 million.

Basic and diluted earnings per share were 9.0 cents as compared to 28.8 cents in 2005.

B.	Segmental Information

Pay Television

Subscribers increased by 48,000 or 7% year-on-year to 786,000 notwithstanding intense competition. ARPU decreased by 4% to HK$203, primarily due to the rollout of mini packages and selective packages in response to changing market conditions. Turnover increased by HK$11 million to HK$1,895 million. Operating costs after depreciation increased by 6% to HK$1,647 million primarily due to the aforementioned increase in programming, network operations related and marketing costs. Operating profit decreased by 26% to HK$248 million.

Internet and Multimedia

Broadband subscribers increased by 8,000 or 2% year-on-year to 328,000 in a maturing market with service enhancement through network upgrade, bundling strategies and the continued introduction of value-added services. ARPU decreased slightly by 2% to HK$136. There were 168,000 voice lines in service at the end of 2006 as compared to 120,000 a year ago. Turnover increased by 7% to HK$596 million. Operating costs after depreciation decreased by 3% to HK$467 million due primarily to savings achieved in depreciation. Operating profit reported a record high HK$129 million as compared to HK$78 million a year ago.

i-CABLE COMMUNICATIONS LIMITED Annual Report 2006

Financial Review (continued)

C.	Liquidity and Financial Resources

Net cash inflow reached HK$234 million. After dividend payment of HK$172 million. Net cash increased to HK$586 million at December 31, 2006, as compared to HK$352 million a year ago.

The consolidated net asset value of the Group as at December 31, 2006 was HK$2,262 million or HK$1.1 per share. As at December 31, 2006, the Group had property, plant and equipment of net book value of approximately HK$848,000 (December 31, 2005: Nil) held under finance lease contract.

The Group’s assets, liabilities, revenues and expenses were mainly denominated in Hong Kong dollars or U.S. dollars and the exchange rate between these two currencies has remained pegged.

Capital expenditure during the period amounted to HK$200 million as compared to HK$282 million last year. Major items included further network upgrade and expansion, electronic data processing equipment, TV production facilities and buildings.

The Group is comfortable with its present financial and liquidity position. Further capital expenditure and new business development will be funded by cash to be generated from operations and, if needed, bank borrowings or other external sources of funds. The Group also had total short-term bank credit facilities of approximately HK$509 million which remained unutilised as of December 31, 2006.

D.	Contingent Liabilities

At December 31, 2006, there were contingent liabilities in respect of guarantees, indemnities and letters of awareness given by the Company on behalf of subsidiaries relating to overdraft and guarantee facilities of banks up to HK$616 million, of which HK$107 million had been utilised by the subsidiaries.

E.	Human Resources

The Group had a total of 3,016 employees at the end of 2006 (2005: 3,275). Total gross amount of salaries and related costs incurred in the corresponding period amounted to HK$828 million (2005: HK$793 million).

The Group attracts, retains and motivates the best people by promoting a pay for performance culture, linking remuneration and reward to Group performance.

Being a caring employer, the Group continued to participate in social welfare activities through donations to non-profit organisations and social welfare agencies as well as encouraging employees to participate in volunteer services.

i-CABLE COMMUNICATIONS LIMITED Annual Report 2006

Corporate Governance Report

(A)	CORPORATE GOVERNANCE PRACTICES

During the financial year ended December 31, 2006, all the code provisions set out in the Code on Corporate Governance Practices in Appendix 14 of the Rules Governing the Listing of Securities (the “Listing Rules”) on The Stock Exchange of Hong Kong Limited (the “Code”) were met by the Company, with the exception of one deviation as set out under section (D) below. The application of the relevant principles, and the reasons for the abovementioned deviation from a Code provision, are stated in the following sections.

(B)	DIRECTORS’ SECURITIES TRANSACTIONS

The Company has adopted the Model Code set out in Appendix 10 of the Listing Rules. Having made specific enquiry of all Directors of the Company who were in office during the financial year ended December 31, 2006, they have confirmed that they have complied with the Model Code during the financial year.

(C)	BOARD OF DIRECTORS

(i)	Composition of the Board, number of Board meetings and Directors’ attendance

The Company’s Board has a balance of skills and experience and a balanced composition of experience and executive and non-executive directors. Four Board meetings were held during the financial year ended December 31, 2006. The composition of the Board and attendance of the Directors are set out below:

Directors	Attendance at Meetings
Chairman and Chief Executive Officer
Mr. Stephen T. H. Ng	4

Non-executive Director
Mr. Peter S. O. Mak (appointed on August 1, 2006)	2

Independent Non-executive Directors
Mr. Fa Kuang Hu, GBS, CBE, JP	3
Hon. Victor C. W. Lo, GBS, JP (resigned on August 1, 2006)	0
Dr. Dennis T. L. Sun, BBS, JP	2
Sir Gordon Y. S. Wu, GBS, KCMG, FICE	1
Mr. Anthony K. K. Yeung, JP	2

Each Director of the Company has been appointed on the strength of his calibre, experience and stature, and his potential to contribute to the proper guidance of the Group and its businesses. Apart from formal meetings, matters requiring board approval were arranged by means of circulation of written resolutions.

(ii)	Operation of the Board

The Company is headed by an effective Board which takes decisions objectively in the interests of the Company. The Company’s management has closely monitored changes to regulations that affect its corporate affairs and businesses, and changes to accounting standards, and adopted appropriate reporting format in its interim report, annual report and other related documents to present a balanced, clear and comprehensible assessment of the Group’s performance, position and prospects. Where these changes are pertinent to the Company or Directors’ disclosure obligations, the Directors are either briefed during Board meetings or issued with regular updates and materials to keep them abreast of their responsibilities and of the conduct, business activities and development of the Group. Newly appointed Directors receive briefings and orientation on their legal and other responsibilities as a Director and the role of the Board. The Company has also provided appropriate information in a timely manner to the Directors to enable them to make an informed decision and to discharge their duties and responsibilities as Directors of the Company.

There is a clear division of responsibilities between the Board and the management. Decisions on important matters are specifically reserved to the Board while decisions on the Group’s general operations are delegated to the management. Important matters include those affecting the Group’s strategic policies, major investment and funding decisions and major commitments relating to the Group’s operations.

i-CABLE COMMUNICATIONS LIMITED Annual Report 2006

Corporate Governance Report (continued)

(D)	CHAIRMAN AND CHIEF EXECUTIVE OFFICER

Mr. Stephen T. H. Ng serves as the Chairman and Chief Executive Officer of the Company. This is a deviation from the Code provision with respect to the roles of Chairman and Chief Executive Officer to be performed by different individuals. The deviation is deemed necessary as, given the nature and size of the Company’s business, it is at this stage considered to be more efficient to have one single person to hold both positions. The Board of Directors believes that the balance of power and authority is adequately ensured by the operations of the Board which comprises experienced and high calibre individuals with a substantial number thereof being independent Non-executive Directors.

(E)	NON-EXECUTIVE DIRECTORS

All those existing Directors of the Company who do not hold any executive office of the Company have their respective terms of appointment coming to an end normally three years after their appointment to the Board or (in the case of Directors who were reelected to the Board at previous Annual General Meetings) their last re-election as Directors.

(F)	REMUNERATION OF DIRECTORS

The Company has set up a Compensation Committee consisting of two independent Non-executive Directors.

One Compensation Committee meeting was held during the financial year ended December 31, 2006. Attendance of the Members is set out below:

Members	Attendance at Meeting
Mr. Fa Kuang Hu, GBS, CBE, JP, Chairman	1
Dr. Dennis T. L. Sun, BBS, JP	1

The terms of reference of the Compensation Committee are aligned with the provisions set out in the Code on Corporate Governance Practices in Appendix 14 of the Listing Rules. Given below are the main duties of the Compensation Committee:

(a)	to consider the Company’s policy and structure for all remuneration of Directors and senior management;

(b)	to determine the specific remuneration packages of all executive Directors and senior management;

(c)	to review performance-based remuneration by reference to corporate goals and objectives resolved by the Board from time to time;

(d)	to review the compensation payable to executive Directors and senior management in connection with any loss or termination of their office or appointment; and

(e)	to review compensation arrangements relating to dismissal or removal of Directors for misconduct.

The work performed by the Compensation Committee for the financial year ended December 31, 2006 is summarised below:

(a)	review of the Company’s policy and structure for all remuneration of Directors and senior management;

(b)	consideration of the emoluments for all Directors and senior management; and

(c)	review of the level of fees for Directors and Audit Committee Members.

The basis of determining the emoluments payable to its Directors and senior management by the Company is by reference to the level of emoluments normally paid by a listed company in Hong Kong to directors and senior executives of comparable calibre and job responsibilities so as to ensure a fair and competitive remuneration package as is fit and appropriate. The basis of determining the Directors’ fees, currently at the rate of HK$50,000 per annum per Director, payable to Directors of the Company, and the Audit Committee Members’ fees, currently at the rate of HK$15,000 per annum per Member, payable to those Directors of the Company who are also Members of the Audit Committee of the Company is by reference to the level of fees of similar nature normally paid by a listed company in Hong Kong to its directors.

i-CABLE COMMUNICATIONS LIMITED Annual Report 2006

(G)	NOMINATION OF DIRECTORS

The Company does not have a nomination committee as the role and function of such committee are performed by the Board.

The Board is responsible for the formulation of nomination policies, making recommendations to Shareholders on Directors standing for re-election, providing sufficient biographical details of Directors to enable Shareholders to make an informed decision on the reelection, and where necessary, nominating Directors to fill casual vacancies. The Chairman from time to time reviews the composition of the Board with particular regard to ensuring that there is an appropriate number of Directors on the Board independent of management. He also identifies and nominates qualified individuals for appointment as new Directors of the Company. New Directors of the Company will be appointed by the Board. Any and all new Directors are subject to retirement from the Board at the Annual General Meeting of the Company immediately following his or her appointment and may stand for re-election at the Annual General Meeting.

(H)	AUDITORS’ REMUNERATION

The fees in relation to the audit and other services for the year 2006 provided by KPMG, the external auditors of the Company, amounted to HK$2,699,000 and HK$438,000 respectively.

(I)	AUDIT COMMITTEE

All the Members of the Audit Committee of the Company are appointed from the independent Non-executive Directors.

All Members have sufficient experience in reviewing audited financial statements as aided by the auditors of the Group whenever required.

Two Audit Committee meetings were held during the financial year ended December 31, 2006. Attendance of the Members is set out below:

Members	Attendance at Meetings
Mr. Fa Kuang Hu, GBS, CBE, JP, Chairman	2
Dr. Dennis T. L. Sun, BBS, JP	1
Mr. Anthony K. K. Yeung, JP	2

(i)	The terms of reference of the Audit Committee are aligned with the recommendations set out in “A Guide for Effective Audit Committees” issued by the Hong Kong Institute of Certified Public Accountants. Given below are the main duties of Audit Committee:

(a)	to consider the appointment of the external auditors and any questions of resignation or dismissal;

(b)	to discuss with the external auditors before the audit commences, the nature and scope of the audit;

(c)	to review the half-year and annual financial statements before submission to the Board, focusing particularly on:

(i)	any changes in accounting policies and practices;

(ii)	major judgmental areas;

(iii)	significant adjustments resulting from the audit;

(iv)	the going concern assumption;

(v)	compliance with accounting standards; and

(vi)	compliance with stock exchange and legal requirements.

(d)	to discuss problems and reservations arising from the audits, and any matters the external auditors may wish to discuss (in the absence of management where necessary); and

(e)	to review the audit programme, and ensure co-ordination with external auditors, of the internal audit function;

i-CABLE COMMUNICATIONS LIMITED Annual Report 2006

Corporate Governance Report (continued)

(I)	AUDIT COMMITTEE (continued)

(ii)	The work performed by the Audit Committee for the financial year ended December 31, 2006 is summarised below:

(a)	approval of the remuneration and terms of engagement of the external auditors;

(b)	review of the external auditors’ independence and objectivity and the effectiveness of audit process in accordance with applicable standards;

(c)	review of the half-year and annual financial statements before submission to the Board, with particular consideration of the points mentioned in paragraph (i)(c) above regarding the duties of the Audit Committee;

(d)	discussion with the external auditors before the audit commences, the nature and scope of the audit;

(e)	review of the audit programme and co-ordination between the external auditors and the internal audit function;

(f)	review of the Group’s financial controls, internal control and risk management systems; and

(g)	meeting with the external auditors without executive Board members present.

(J)	INTERNAL CONTROL

The Directors are ultimately responsible for the internal control system of the Group and, through the Audit Committee, have reviewed the effectiveness of the system. The internal control system comprises a well-defined organisational structure with specified limits of authority in place. Areas of responsibility of each business and operational units are also clearly defined to ensure effective checks and balances.

Procedures have been designed for safeguarding assets against unauthorised use or disposition, maintenance of proper accounting records, assurance of the reliability of financial information for internal use or publication and compliance with relevant legislation and regulations. Such procedures are designed to manage risks of failure in operational systems and can provide reasonable assurance against material errors, losses or fraud.

The internal audit function monitors compliance with policies and standards and the effectiveness of internal control structures across the whole Group. The head of Internal Audit Department reports to the Audit Committee. A full set of internal audit reports will also be provided to the external auditors.

A review of the effectiveness of the Group’s internal control system and procedures covering all controls, including financial, operational and compliance and risk management, was conducted by the Audit Committee and subsequently reported to the Board during the year 2006. Based on the result of the review, in respect of the year ended December 31, 2006, the Directors considered that the internal control system and procedures of the Group were effective and adequate.

i-CABLE COMMUNICATIONS LIMITED Annual Report 2006

(K)	DIRECTORS’ RESPONSIBILITIES FOR THE FINANCIAL STATEMENTS

The Directors are responsible for overseeing the preparation of financial statements for the financial year ended December 31, 2006, which give a true and fair view of the affairs of the Company and of the Group and of the Group’s results and cash flow for the year then ended and in compliance with the requirements of the Hong Kong Companies Ordinance and the applicable disclosure provisions of the Listing Rules.

In preparing the financial statements for the financial year ended December 31, 2006:

(i)	appropriate accounting policies are selected, applied consistently and in accordance with the Hong Kong Financial Reporting Standards;

(ii)	prudent and reasonable judgements and estimates are made; and

(iii)	the reasons for any significant departure from applicable accounting standards are stated, if applicable.

(L)	COMMUNICATION WITH SHAREHOLDERS

The Group uses several formal channels to ensure fair disclosure and comprehensive and transparent reporting of its performances and activities. Annual and interim reports are printed and sent to all Shareholders. Press releases are posted on the Company’s corporate website www.i-cablecomm.com. The Company’s website provides email address, postal address, fax number and telephone number by which enquiries may be put to the Company’s Board. Constantly being updated in a timely manner, the website also contains a wide range of additional information on the Group’s business activities. As a standard part of the investor relations programme to maintain a constant dialogue on the Group’s performance and objectives, senior executives hold regular briefings and attend conferences with institutional investors and financial analysts.

The Company encourages its shareholders to attend Annual General Meetings to ensure a high level of accountability and to stay informed of the Group’s strategy and goals.

The Company keeps Shareholders informed of the procedure for voting by poll in all circulars to Shareholders which are from time to time despatched to Shareholders together with notices of general meetings of the Company.

(M)	SHAREHOLDERS’ RIGHTS TO CONVENE AN EXTRAORDINARY GENERAL MEETING

Pursuant to the Hong Kong Companies Ordinance, on requisition of one or more Shareholders in aggregate holding not less than 5% of the paid-up capital of the Company carrying the right to vote at general meetings, the Directors of the Company must convene an extraordinary general meeting.

i-CABLE COMMUNICATIONS LIMITED Annual Report 2006

Report of the Directors

The Directors have pleasure in submitting their Report and the Audited Financial Statements for the financial year ended December 31, 2006.

PRINCIPAL ACTIVITIES AND TRADING OPERATIONS

The principal activity of the Company is investment holding and those of its subsidiaries which principally affected the results, assets or liabilities of the Group are set out in Note 17 to the Financial Statements on pages 69 to 71.

During the financial year, more than 90% of the trading operations of the Company and its subsidiaries in terms of both turnover and operating profit (before borrowing costs) were carried on in Hong Kong. An analysis of the principal activities of the trading operations of the Company and its subsidiaries during the financial year is set out in Note 4 to the Financial Statements on pages 60 and 61.

RESULTS, APPROPRIATIONS AND RESERVES

The results of the Group for the financial year ended December 31, 2006 are set out in the Consolidated Profit and Loss Account on page 42.

Appropriations of profits and movements in reserves during the financial year are set out in the Consolidated Statements of Changes in Equity on page 45.

DIVIDENDS

An interim dividend of 3.5 cents per share was paid on October 9, 2006. The Directors now recommend the payment on May 23, 2007 of a final dividend of 5.0 cents per share in respect of the financial year ended December 31, 2006, payable to Shareholders on record as at May 17, 2007. This recommendation has been disclosed in the Financial Statements.

PROPERTY, PLANT AND EQUIPMENT

Movements in property, plant and equipment during the financial year are set out in Note 13 to the Financial Statements on pages 67 and 68.

DONATIONS

The Group made donations during the financial year totalling HK$24,000.

DIRECTORS

The Directors of the Company during the financial year were Mr. Stephen T. H. Ng, Mr. Peter S. O. Mak (appointed on August 1, 2006), Mr. Fa Kuang Hu, Hon. Victor C. W. Lo (resigned on August 1, 2006), Dr. Dennis T. L. Sun, Sir Gordon Y. S. Wu and Mr. Anthony K. K. Yeung.

Subsequent to the financial year end, Mr. William J. H. Kwan, the Chief Financial Officer of the Company, was appointed a Director of the Company with effect from February 1, 2007.

Mr. William J. H. Kwan and Mr. Peter S. O. Mak, being appointed as Directors of the Company after the last Annual General Meeting, are due to retire from the Board in accordance with Article 78 of the Company’s Article of Association, and Mr. Fa Kuang Hu and Dr. Dennis T. L. Sun will also retire from the Board, at the forthcoming Annual General Meeting. Mr. Fa Kuang Hu has decided not to stand for re-election. The other Directors, being eligible, offer themselves for re-election. None of the retiring Directors proposed for re-election at the forthcoming Annual General Meeting has a service contract with the Company which is not determinable by the employer within one year without payment of compensation (other than statutory compensation).

INTERESTS IN CONTRACTS

No contract of significance in relation to the Company’s business to which the Company, its subsidiaries or its ultimate holding company or any subsidiary of that ultimate holding company was a party and in which a Director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the financial year or at any time during the financial year.

i-CABLE COMMUNICATIONS LIMITED Annual Report 2006

MANAGEMENT CONTRACTS

On November 1, 1999, the Company entered into a management service agreement with Wharf Limited, a wholly-owned subsidiary of The Wharf (Holdings) Limited (“Wharf”), whereby Wharf Limited agreed to continue to provide or procure the provision of services including corporate secretarial services, treasury services, the provision of services in relation to corporate finance for obtaining borrowings and the provision of management personnel and other general corporate services to the Group following the Company having become a publicly-listed company in November 1999.

ARRANGEMENTS TO PURCHASE SHARES OR DEBENTURES

At no time during the financial year was the Company, its subsidiaries or its ultimate holding company or any subsidiary of that ultimate holding company a party to any arrangement to enable the Directors of the Company to acquire benefits by means of acquisition of shares in or debentures of the Company or any other body corporate, with the exception that there existed certain outstanding options to subscribe for ordinary shares of the Company granted under the Company’s Share Option Scheme (the “Share Scheme”) to certain executives/ employees of companies respectively in the Group, one or more of whom was/were Director(s) of the Company during the financial year.

Under the rules of the Share Scheme (subject to any such restrictions or alterations as may be prescribed or provided under the Listing Rules from time to time in force), shares of the Company would be issued at such prices, not being less than 80% of the Company’s average closing price on the Hong Kong Stock Exchange for the five trading days immediately preceding the date of offer of the options, and the relevant options would be exercisable during such periods, not being beyond the expiration of 10 years from the date of grant, as determined by the board of directors of the Company. During the financial year, no share of the Company was issued to any Director of the Company under the Share Scheme.

AUDITORS

The Financial Statements now presented have been audited by KPMG, Certified Public Accountants, who retire and being eligible, offer themselves for re-appointment.

By Order of the Board

Wilson W. S. Chan

Secretary

Hong Kong, March 5, 2007

i-CABLE COMMUNICATIONS LIMITED Annual Report 2006

Report of the Directors (continued)

SUPPLEMENTARY CORPORATE INFORMATION

(A)	Biographical details of directors and senior managers etc.

(I)	Directors

Stephen T. H. Ng, Chairman and Chief Executive Officer (Age: 54)

Mr. Ng became Chairman of the Company in August 2001. He has been Director, President and Chief Executive Officer since 1999 and formerly was the Deputy Chairman of the Company. He is also the deputy chairman and managing director of the Company’s holding company, namely, The Wharf (Holdings) Limited (“Wharf”), the deputy chairman of Wheelock and Company Limited (“Wheelock”), a director of Joyce Boutique Holdings Limited, the chairman of Modern Terminals Limited, and the chairman and chief executive officer of Wharf T&T Limited (“WTT”). He serves as a member of the General Committee of the Hong Kong General Chamber of Commerce.

William J. H. Kwan, Director and Chief Financial Officer (Age: 43)

Mr. Kwan was appointed a Director of the Company in February 2007. He joined Hong Kong Cable Television Limited (“HKC”) in January 1994 and had been Director – Corporate Development of HKC since 2002. He was appointed Chief Financial Officer of the Company effective from January 1, 2006.

Fa Kuang Hu, GBS, CBE, JP, Director (Age: 83)

Mr. Hu has been an independent Non-executive Director of the Company since 1999. He also serves as a member and chairman of each of the Company’s Audit Committee, Related Party Transactions Committee and Compensation Committee. He is also Honorary Chairman of Ryoden Development Limited and is a director of Hysan Development Company Limited. He holds a Bachelor of Science Degree from Shanghai Jiao Tong University.

Peter S. O. Mak, Director (Age: 58)

Mr. Mak has been a Director of the Company since August 2006. He is the chief financial officer of Wharf, responsible for overseeing the corporate management functions including corporate planning, banking and external relations, company secretarial, group accounts, audit and insurance of the Wharf group. He is also a director of Modern Terminals Limited, which is a major subsidiary of Wharf, and certain other subsidiaries of Wharf. Prior to joining Wharf, Mr. Mak held directorship in CITIC Pacific Limited, a Hang Seng Index constituent company. His experience includes managing large-scale capital and infrastructure portfolios, real estate investments, shipping and leasing. Mr. Mak holds a Bachelor of Arts degree from The University of Hong Kong.

Dennis T. L. Sun, BBS, JP, Director (Age: 56)

Dr. Sun has been an independent Non-executive Director of the Company since 2001. He also serves as a member of each of the Company’s Audit Committee, Related Party Transactions Committee and Compensation Committee. He is the chairman and managing director of publicly-listed China Hong Kong Photo Products Holdings Limited. Furthermore, he is the deputy chairman of the Hong Kong Management Association and a council member of The City University of Hong Kong. He was also the vice patron of the Community Chest of Hong Kong from 1999 to 2007. He is the honorary chairman of the Hong Kong Photo Marketing Association, the life honorary advisor of the Photographic Society of Hong Kong and the foundation member of the China Charity Foundation. He was awarded the Bronze Bauhinia Star in 1999 and appointed as a Justice of the Peace in 2002.

Dr. Sun holds a Bachelor’s degree in Pharmacy from University of Oklahoma, USA and a Degree of Doctor of Philosophy in Business Administration from Southern California University for Professional Studies.

Gordon Y. S. Wu, GBS, KCMG, FICE, Director (Age: 71)

Sir Gordon Wu has been an independent Non-executive Director of the Company since 2001. He is the chairman as well as the founder of publicly-listed Hopewell Holdings Limited. He is also the chairman of publicly-listed Hopewell Highway Infrastructure Limited. He is active in civic and community services, and has received many awards and honours which include, inter alia, membership of Chinese People’s Political Consultative Conference, The People’s Republic of China since 1983, and Great Pearl River Delta Business Council since 2004.

Sir Gordon is also a stalwart supporter of his alma mater Princeton University, USA where he earned his Bachelor of Science in Engineering degree in 1958. He received Honorary Doctorate Degrees from Hong Kong Polytechnic University, University of Strathclyde, UK and University of Edinburgh, UK. He is a Fellow of The Institute of Civil Engineers and Honorary Fellow of Australian Society of Certified Practising Accountants. He has been appointed the Honorary Consul of The Republic of Croatia in the Hong Kong SAR. He was awarded the Gold Bauhinia Star in 2004.

i-CABLE COMMUNICATIONS LIMITED Annual Report 2006

SUPPLEMENTARY CORPORATE INFORMATION (continued)

(A)	Biographical details of directors and senior managers etc. (continued)

(I)	Directors (continued)

Anthony K. K. Yeung, JP, Director (Age: 61)

Mr. Yeung has been an independent Non-executive Director of the Company since 2004. He also serves as a member of each of the Company’s Audit Committee and Related Party Transactions Committee. He is the chairman of K K Yeung Management Consultants Ltd. and Wall Street Resources Ltd. Furthermore, he is a managing partner of K K Yeung Partnership, Certified Public Accountants (Practising). Mr. Yeung is also appointed as Executive Committee member of CityU Professional Services Limited.

Mr. Yeung is a Practising Certified Public Accountant in Hong Kong and senior member of the accountancy professions, i.e. Fellow, Chartered Institute of Management Accountants; Fellow, Chartered Association of Certified Accountants; Fellow, Chartered Institute of Secretaries and Administrators; Fellow, Hong Kong Institute of Certified Public Accountants and Taxation Institute of Hong Kong.

Mr. Yeung is the vice chairman of the Hong Kong General Chamber of Commerce and the chairman of the Management Consultancies Association of Hong Kong.

Furthermore, Mr. Yeung is a member of the Rehabilitation Advisory Committee, the Professional Services Development Assistance Scheme Vetting Committee and the Manpower Development Committee appointed by the Chief Executive of the Government of the HKSAR. Mr. Yeung is also a member of the Trade and Industry Advisory Board appointed by the Secretary for Commerce, Industry and Technology and a member of the Innovation and Technology Fund General Support Programme Vetting Committee appointed by the Secretary for Commerce, Industry and Technology.

Mr. Yeung is the chairman of the Hong Kong Trade and Industry Department’s Customer Liaison Group for Small and Medium Enterprises appointed by the Director-General of Trade and Industry.

Mr. Yeung is also a member of the Election Committee of the Government of the HKSAR.

In January 2005, Mr. Yeung was conferred “Grade of Knight of the Crown” by King Albert II of Belgians.

Notes:

(1)    Wheelock, Wharf and Wharf Communications Limited (“Wharf Communications”) (of which Mr. S. T. H. Ng is director) have interests in the share capital of the Company discloseable to the Company under the provisions of Divisions 2 and 3 of Part XV of the Securities and Futures Ordinance (the “SFO”).

(2)    The Company confirms that it has received written confirmation from each of the Independent Non-executive Directors confirming their independence pursuant to Rule 3.13 of the Rules Governing the Listing of Securities (the “Listing Rules”) on The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), and considers them independent.

(II)	Senior management

Stephen T. H. Ng, Chairman and Chief Executive Officer (Age: 54)

William J. H. Kwan, Director and Chief Financial Officer (Age: 43)

Ronald Y. C. Chiu, Executive Director – i-CABLE News Limited and i-CABLE Sports Limited (Age: 54)

Mr. Chiu joined Wharf Communications in 1991 as a member of the pre-licence consultant team. When HKC was awarded the licence in June 1993, Mr. Chiu was appointed Assistant News Controller and was instrumental in the launch of the first 24-hour Cantonese language News Channel in the world. Mr. Chiu was promoted to News Controller in 1994 and appointed as Vice President, News & Sports in 2002. He became an executive director of i-CABLE News Limited and i-CABLE Sports Limited in September 2005. Mr. Chiu is now responsible for operating channels of the Sports and News platform. Prior to joining HKC, Mr. Chiu held various senior news positions in the television industry. His experience spans from reporting, editing, news anchoring, to planning and execution of news coverage as well as management of news operation.

i-CABLE COMMUNICATIONS LIMITED Annual Report 2006

Report of the Directors (continued)

SUPPLEMENTARY CORPORATE INFORMATION (continued)

(A)	Biographical details of directors and senior managers etc. (continued)

(II)	Senior management (continued)

Vincent T. Y. Lam, Executive Director – i-CABLE Network Limited (Age: 56)

Mr. Lam joined Wharf Communications in 1992 as Vice President – Planning. In 1995, Mr. Lam was appointed chief operating officer of i-CABLE Network Limited (“iNL”) responsible for the rollout and deployment of cable network infrastructure in Hong Kong. In 2006, Mr. Lam became an executive director of iNL and HKC, responsible for strategic development and engineering, including technologies, services and regulatory development. Mr. Lam has over 20 years of experience in the telecommunications industry in the United States and Asia. Prior to joining Wharf Communications, Mr. Lam was general manager of business development in Asia for U.S. West International.

Benjamin W. S. Tong, Executive Director – HKC (Age: 57)

Mr. Tong joined HKC in 1995 to manage the Marketing and Sales Department in the Cable Operations Division. He was appointed Cable Multimedia Services Director in August 1999 to lead the development of the Group’s high-speed Internet access service. He became an executive director of HKC in 2006 to take overall charge of the company’s Pay TV and Broadband subscription services. Mr. Tong has over 20 years of marketing and sales experience in Hong Kong, Mainland China and Taiwan. Prior to joining HKC, Mr. Tong was marketing and sales director in Taiwan for American Express.

Siuming Y. M. Tsui (alias: Siuming Tsui), Executive Director – i-CABLE Entertainment Limited; Chief Operating Officer – i-CABLE Satellite Television Limited; President – Sundream Motion Pictures Limited (Age: 53)

Mr. Tsui joined HKC in July 2001 as Chief Operating Officer of i-CABLE Satellite Television Limited to develop satellite television business and programme production in Mainland China. Mr. Tsui was an executive director, Programming Services of HKC from 2003 to 2005. He became an executive director of i-CABLE Entertainment Limited in September 2005. Mr. Tsui was principally responsible for programme development, production, distribution and transmission of channels of entertainment platform. Mr. Tsui has extensive managerial and production experience in the media industry. Prior to joining HKC, he was chief executive officer of Sun TV Cyberworks Holdings Limited, senior vice president of Asia Television Limited and chief executive officer of Emperor Movie Group Limited.

Samuel C. C. Tsang, General Manager – Hong Kong Cable Enterprises Limited (Age: 50)

Mr. Tsang joined Wharf Communications in 1992 as marketing consultant to bid for the cable television licence in Hong Kong. In 1995, he was appointed Enterprises Director to take charge of international programme licensing and advertising sales for the station. He became chief operating officer of Hong Kong Cable Enterprises Limited (“HKCE”) when it was set up in 2000 to take over advertising sales of HKC. He became General Manager of both HKCE and Hong Kong Cable News Express Limited on March 1, 2005. Mr. Tsang has extensive experience in media and marketing, specialising in new business establishment in Mainland China and Hong Kong.

Simon K. K. Yu, Vice President, i-CABLE Network Operations Limited (Age: 53)

Mr. Yu joined the Wharf Group in 1987 and has held various administration and audit positions in the Wharf Group. He was appointed corporate controller-operations of Wharf Communications in 1992, responsible for operations, accounting, finance, control, administration and personnel. In 1996, Mr. Yu was appointed Administration and Audit Director of HKC. He became Vice President – i-CABLE Network Operations Limited (formerly known as i-CABLE WebServe Limited) in 2006 to take charge of operations of the company’s HFC & MMDS networks.

Garmen K. Y. Chan, Vice President – External Affairs (Age: 53)

Mr. Chan joined HKC in 1995 as external affairs director. He is responsible for formulating and implementing regulatory and external affairs strategies and action plans for the Group. Mr. Chan came from a diverse media background in Hong Kong, having held key positions in English newspapers and local television stations. Mr. Chan was a media consultant prior to joining HKC.

i-CABLE COMMUNICATIONS LIMITED Annual Report 2006

SUPPLEMENTARY CORPORATE INFORMATION (continued)

(A)	Biographical details of directors and senior managers etc. (continued)

(II)	Senior management (continued)

David C. T. Wong, Vice President – i-CABLE Enterprises Limited (Age: 53)

Mr. Wong joined the Group in May 2004 as Vice President of i-CABLE Enterprises Limited. He is responsible for formulating and implementing strategies for the Group in opening up cross-media business opportunities. Mr. Wong has over 20 years of journalistic experience and held various senior editorial and managerial positions in the Sing Tao Newspapers Group. Prior to joining the Group, Mr. Wong was Director-General of the Hong Kong Press Council – a self-regulatory body to promote professional ethics of the newspaper industry.

Felix W. K. Yip, Vice President – Human Resources & Administration (Age: 48)

Mr. Yip joined the Group in February 2005 as Vice President – Human Resources, Administration and Audit. He has a successful track record in Human Resources and Administration. He started his professional career with the Dairy Farm Group of companies. He next spent ten years in various positions with San Miguel Brewing International Limited, where he last held the position of General Manager – Human Resources & Administration, China Business Operations.

(B)	Directors’ interests in shares

At December 31, 2006, Directors of the Company had the following beneficial interests, all being long positions, in the ordinary shares of the Company, of its parent company, namely, Wharf, and of a subsidiary of Wharf, namely, Harbour Centre Development Limited (“Harbour Centre”), and the percentages which the shares represented to the issued share capitals of the Company, Wharf and Harbour Centre respectively are also set out below:

	No. of shares (Percentage of issued capital)	Nature of interest
The Company Mr. Stephen T. H. Ng	1,065,005 (0.0527%)	Personal interest

Wharf Mr. Stephen T. H. Ng	650,057 (0.0266%)	Personal interest

Harbour Centre Mr. Fa Kuang Hu	50,000 (0.0159%)	Corporate interest

Note:	The 50,000 shares regarding “Corporate Interest” in which Mr. Fa Kuang Hu was taken to be interested as stated above was the interest held by a corporation in general meetings of which Mr. Hu was either entitled to exercise (or was taken under Part XV of the SFO to be able to exercise) or control the exercise of one-third or more of the voting power.

i-CABLE COMMUNICATIONS LIMITED Annual Report 2006

Report of the Directors (continued)

SUPPLEMENTARY CORPORATE INFORMATION (continued)

(B)	Directors’ interests in shares (continued)

Set out below are particulars of interests (all being personal interests) in options to subscribe for ordinary shares of the Company granted under the Share Option Scheme of the Company held by Directors of the Company during the financial year (no movement in such options recorded during the year):

Name of Director	Date granted (Day/Month/Year)	No. of ordinary shares represented by unexercised options outstanding throughout the year	Period during which rights exercisable (Day/Month/Year)	Price per share to be paid on exercise of options (HK$)	Consideration paid for the options granted (HK$)
Mr. Stephen T. H. Ng	08/02/2000	1,500,000	01/04/2001 to 31/12/2009	10.49	10

Mr. William J. H. Kwan (appointed on February 1, 2007)	08/02/2000	260,000	01/04/2001 to 31/12/2009	10.49	10

Except as disclosed above, as recorded in the register kept by the Company under section 352 of the SFO in respect of information required to be notified to the Company and the Stock Exchange pursuant to the SFO or to the Model Code for Securities Transactions by Directors of Listed Issuers:

(i)	there were no interests, both long and short positions, held as at December 31, 2006 by any of the Directors or Chief Executive of the Company in shares, underlying shares or debentures of the Company and its associated corporations (within the meaning of Part XV of the SFO); and

(ii)	there existed during the financial year no rights to subscribe for any shares, underlying shares or debentures of the Company which were held by any of the Directors or Chief Executive of the Company or any of their spouses or children under 18 years of age nor had there been any exercises during the financial year of any such rights by any of them.

(C)	Substantial shareholders’ interests

Given below are the names of all parties which were, directly or indirectly, interested in 5% or more of the nominal value of any class of share capital of the Company as at December 31, 2006, the respective relevant numbers of shares in which they were, and/or were deemed to be, interested as at that date as recorded in the register kept by the Company under section 336 of the SFO (the “Register”) and the percentages which the shares represented to the issued share capital of the Company:

Names	No. of ordinary shares (Percentage of issued capital)
(i) Wharf Communications Limited	1,480,505,171 (73.32)%
(ii) The Wharf (Holdings) Limited	1,480,505,171 (73.32)%
(iii) WF Investment Partners Limited	1,480,505,171 (73.32)%
(iv) Wheelock and Company Limited	1,481,442,626 (73.37)%
(v) HSBC Trustee (Guernsey) Limited	1,481,442,626 (73.37)%
(vi) Marathon Asset Management Limited	121,332,000 (6.01)%
(vii) Matthews International Capital Management, LLC	121,179,000 (6.00)%

Note:	For the avoidance of doubt and double counting, it should be noted that duplication occurs in respect of the shareholdings stated against parties (i) to (v) above to the extent that the shareholding stated against party (i) above was entirely duplicated or included in that against party (ii) above, with the same duplication of the shareholdings in respect of (ii) in (iii), (iii) in (iv) and (iv) in (v).

All the interests stated above represented long positions and as at December 31, 2006, there were no short position interests recorded in the Register.

i-CABLE COMMUNICATIONS LIMITED Annual Report 2006

SUPPLEMENTARY CORPORATE INFORMATION (continued)

(D)	Retirement scheme and mandatory provident fund

The principal retirement scheme operated by the Group is a defined contribution retirement scheme for its employees, established under a trust deed. Other fellow subsidiaries of the Group also participate in the scheme.

The scheme is funded by contributions from employees and employers. The employees and employers contribute respectively to the scheme sums which represent percentages of the employees’ salaries as defined under the trust deed. Forfeited contributions may be utilised by the employers to reduce contributions.

The Group’s principal retirement scheme is closed to new employees joining after October 1, 2000 while existing members of the scheme can continue to accrue future benefits.

Employees joining after October 1, 2000 will participate in the Mandatory Provident Fund (“MPF”) with terms as stipulated by the MPF Authority. The Group will also provide voluntary top-up benefits to employees receiving a monthly basic salary exceeding HK$20,000 which is the relevant income cap as stipulated by the MPF Ordinance.

The Group’s retirement scheme costs before capitalisation and charged to the profit and loss account during the year ended December 31, 2006 amounted to HK$19,025,015 (2005: HK$18,755,121) which were incurred after utilisation of forfeitures to reduce the Group’s contributions of HK$2,022,123 (2005: HK$2,292,243).

Note:	The total employers’ cost in respect of the retirement scheme of the Group, including the cost related to the MPF which is not operated by the Group, charged to profit and loss account during the year ended December 31, 2006 amounted to HK$33,436,633 (2005: HK$31,870,567).

(E)	Share option scheme (the “Scheme”) of the Company

(I)	Summary of the Scheme

(a)	Purpose of the Scheme:

To recognise employees’ effort and contributions to the Group’s successful business achievements.

(b)	Participants of the Scheme:

Any employee in the full time employment of the Group and any Executive Director of the Group approved by the Board of Directors.

(c) (i)	Total number of ordinary shares of HK$1 each in the capital of the Company (the “Shares”) available for issue under the Scheme as at December 31, 2006:

196,689,040

(ii) Percentage	of the issued share capital that it represents as at December 31, 2006:

9.74%

(d)	Maximum entitlement of each participant under the Scheme as at December 31, 2006:

No option may be granted to any one employee which if exercised in full would result in the total number of Shares already issued and issuable to him under all the options previously granted to him and of Shares issuable to that employee under the proposed option exceeding 25% of the maximum aggregate number of Shares in the capital of the Company in respect of which options may at that time be granted under the Scheme.

(e)	Period within which the Shares must be taken up under an option:

Employees Share Option Plan (“ESOP”)

For ESOP 1                :        From April 1, 2001 to December 31, 2009.

i-CABLE COMMUNICATIONS LIMITED Annual Report 2006

Report of the Directors (continued)

SUPPLEMENTARY CORPORATE INFORMATION (continued)

(E)	Share option scheme (the “Scheme”) of the Company (continued)

(I)	Summary of the Scheme (continued)

(f)	Minimum period for which an option must be held before it can be exercised:

For ESOP 1:

(i)	The first 20% of the entitlement – on or after April 1, 2001;

(ii)	The next 40% of the entitlement – on or after the date on which it is announced that the Company’s audited consolidated revenue in the preceding financial year has exceeded HK$2,300 million; and

(iii)	The remaining 40% entitlement – on or after the date on which it is announced that the Company’s audited consolidated revenue in the preceding financial year has exceeded HK$3,900 million.

(g)	(i) Price payable on application or acceptance of the option:

HK$10

(ii)	The period within which payments or calls must or may be made or loans of such purposes must be repaid:

28 days after the offer date of an option.

(h)	Basis of determining the exercise price:

Pursuant to rule 17.03 (9) of the Listing Rules, the exercise price must be at least the higher of:

(i)	the closing price of the Shares as stated in the Hong Kong Stock Exchange’s daily quotations sheet on the date of grant, which must be a business day; and

(ii)	the average closing price of the Shares as stated in the Hong Kong Stock Exchange’s daily quotations sheets for the five business days immediately preceding the date of grant.

(i)	the remaining life of the Scheme:

3 years

(II)	Details of share options granted

Details of share options granted to a Director of the Company are set out in section (B) above.

Set out below are particulars and movements during the financial year of the Company’s outstanding share options which were granted to approximately 70 employees (one of them being a Director of the Company during the year), all working under employment contracts that are regarded as “continuous contracts” for the purposes of the Employment Ordinance and are participants with options not exceeding the respective individual limits:

Date granted (Day/Month/Year)	No. of ordinary shares represented by unexercised options outstanding as at January 1, 2006	No. of ordinary shares represented by options lapsed during the financial year	No. of ordinary shares represented by unexercised options outstanding as at December 31, 2006	Period during which rights exercisable (Day/ Month/Year)	Price per share to be paid on exercise of options (HK$)
08/02/2000	15,160,000	(3,060,000)	12,100,000	01/04/2001 to 31/12/2009	10.49

	15,160,000	(3,060,000)	12,100,000

i-CABLE COMMUNICATIONS LIMITED Annual Report 2006

SUPPLEMENTARY CORPORATE INFORMATION (continued)

(E)	Share option scheme (the “Scheme”) of the company (continued)

(II)	Details of share options granted (continued)

Except as disclosed above, no share option of the Company was issued, exercised, cancelled, lapsed or outstanding throughout the financial year.

(F)	Directors’ interests in competing business

Set out below is information disclosed pursuant to paragraph 8.10 of the Listing Rules of the Hong Kong Stock Exchange.

One Director of the Company, namely, Mr. Stephen T. H. Ng, being a director of i-CABLE Telecom Limited (“iTL”) and WTT, wholly-owned subsidiaries of Wharf, is considered as having an interest in WTT under paragraph 8.10 of the Listing Rules. Another Director of the Company, namely, Mr. William J. H. Kwan, being also a director of iTL, is considered as having an interest in WTT under paragraph 8.10 of the Listing Rules.

Part of the communications businesses carried by iTL and WTT constitutes a competing business of the Group.

WTT currently holds a FTNS licence to provide, inter alia, local and international telecommunications services whereas iTL provides telecom services for residential line. iTL and WTT are therefore potential competitors of the Group for the provision of data services at present and voice services in future.

In order to protect the interests of the Group, prior to the date of listing of shares of the Company on the Hong Kong Stock Exchange, each of Wharf and Wharf Communications has covenanted with the Company, subject to certain conditions, not to, and to use its best endeavours to procure that none of the directly or indirectly held subsidiaries (including WTT) and associated companies of Wharf will, either alone or jointly with any other party, directly and indirectly carry on, or be engaged or concerned or interested in or assist, any business in Hong Kong which would compete directly or indirectly with the Pay TV and Internet access businesses of the Group from time to time.

The Group considers that its interests in the relevant sector of its communications businesses are adequately safeguarded and the Group is capable of carrying on its communications businesses independently of iTL and WTT.

For further safeguarding of the interests of the Group, the independent non-executive Directors and the Audit Committee of the Company would on a regular basis review the business and operational results of the Group to ensure, inter alia, that the Group’s communications businesses are and continue to be run on the basis that they are independent of, and at arm’s length from, that of the Wharf group.

(G)	Major customers and suppliers

For the year ended December 31, 2006:

(I)	the aggregate amount of purchases (not including the purchases of items which are of a capital nature) attributable to the Group’s five largest suppliers represented less than 30% of the Group’s total purchases; and

(II)	the aggregate amount of turnover attributable to the Group’s five largest customers represented less than 30% of the Group’s total turnover.

(H)	Bank loans, overdrafts and other borrowings

Particulars of other borrowings of the Group at December 31, 2006 are set out in Note 27 to the Financial Statements.

(I)	Interest capitalised

No interest was capitalised by the Group during the financial year.

(J)	Purchase, sale or redemption of shares

Neither the Company nor any of its subsidiaries has purchased, sold or redeemed any listed securities of the Company during the financial year.

i-CABLE COMMUNICATIONS LIMITED Annual Report 2006

Report of the Directors (continued)

SUPPLEMENTARY CORPORATE INFORMATION (continued)

(K)	Public float

Based on information that is publicly available to the Company and within the knowledge of the directors as at the date of this report, the Company has maintained the prescribed public float under the Listing Rules throughout the year ended December 31, 2006.

(L)	Disclosure of connected transactions

(I)	Set out below is information in relation to certain connected transactions (the “Connected Transactions”) between the Company (the Company being a 73.32% owned subsidiary of The Wharf (Holdings) Limited (“Wharf”)) and/or its subsidiaries (together, the “Group”) with other members of the Wharf group (together, the “Wharf Group”), which were substantially disclosed in the press announcements of the Company dated August 29, 2000, August 14, 2001, January 2, 2002, October 19, 2004 and April 8, 2005:

Description of the Connected Transactions			Amount paid/received for the year ended December 31, 2006 HK$ million
(a)	Property
	1.	Headquarters leased from the Wharf Group
		Factory 3 on G/F, 4/F to 12/F (inclusive), portions of 1/F and 2/F, units 1-7 on 40/F, storeroom 3 on the roof top, various car-parking and lorry-parking spaces and units 1, 2 and 4 on G/F of Cable TV Tower, 9 Hoi Shing Road, Tsuen Wan, New Territories (“Cable TV Tower”).	30.3

	2.	Licences granted to the Wharf Group to occupy premises
		(i) Northern portion of 12/F of Cable TV Tower.	1.4
		(ii) Parts of 9/F and of 12/F of Cable TV Tower.	2.9

	3.	Licences granted by the Wharf Group to occupy premises
		(i) Workshop No. E13, 11/F, Block E of Tsing Yi Industrial Centre Phase II, Nos. 1-33 Cheung Tat Road, Tsing Yi, New Territories.	0.2
		(ii) Unit D, 6/F of Kowloon Godown, 1-3 Kai Hing Road, Kowloon Bay, Kowloon.	1.0

	4.	Car-parking spaces rented from the Wharf Group
		Car-parking spaces at Chai Wan Kok Street, Tsuen Wan, New Territories.	2.1

(b)	Computer services
	1.	Information technology services provided by the Wharf Group.	18.0

	2.	Billing services provided by the Wharf Group.	6.7

(c)	Network
	1.	Maintenance and sharing of ducts, cables and ancillary equipment provided to the Wharf Group.	22.5

	2.	Telecommunications services provided by the Wharf Group.	22.3

	3.	Project management services provided to the Wharf Group.	3.4

	4.	Multi-party arrangements for the construction, the sharing and maintenance of ducts for telecommunications cables and equipment in Hong Kong:
		(i) Amount paid by the Group	0.4
		(ii) Amount received by the Group.	1.4

(d)	Advertising services
	1.	Advertising services provided by the Wharf Group	Nil

	2.	Advertising services provided to the Wharf Group	Nil

i-CABLE COMMUNICATIONS LIMITED Annual Report 2006

SUPPLEMENTARY CORPORATE INFORMATION (continued)

(L)	Disclosure of connected transactions (continued)

(I)	(continued)

Description of the Connected Transactions		Amount paid/received for the year ended December 31, 2006 HK$ million
(e)	Management services provided by the Wharf Group	12.4

(f)	Video link service provided by the Wharf Group	2.9

(g)	Internet Protocol Network point-of-presence service provided to the Wharf Group	39.5

(h)	Sales and servicing agency in respect of Pay TV, Broadband Internet and telephony services provided between the Wharf Group and i-CABLE Group:
	(i) Amount paid by the Group	4.7
	(ii) Amount received by the Group	24.7

(II)	Conditional waivers granted by the Hong Kong Stock Exchange

All of the above Connected Transactions are and will continue to be conducted on an ongoing basis. It is considered that for some of such Connected Transactions, strict compliance with the relevant requirements (the “Requirements”) relating to the Listing Rules would be impractical. On application by the Company, the Hong Kong Stock Exchange granted to the Company conditional waivers from strict compliance with the Requirements in respect of some of the Connected Transactions, namely, (I)(a) to (I)(f) above.

(III)	Confirmation from the Directors

The Directors, including the independent non-executive Directors, of the Company have reviewed the Connected Transactions and have confirmed that:

1.	the Connected Transactions were entered into:

(a)	by the Group in the ordinary and usual course of its business;

(b)	either on normal commercial terms or if there are not sufficient comparable transactions, on terms that are no less favourable than those available to or from (as appropriate) independent third parties; and

(c)	in accordance with the relevant agreements governing such Connected Transactions on terms that are fair and reasonable and in the interests of the Shareholders of the Company as a whole.

2.	in respect of each of the Connected Transactions mentioned above in paragraphs numbered (a)1, (a)2(i), (a)3(i), (a)4, (b)1, (b)2, (c)1, (c)2, (c)3, (c)4(i), (c)4(ii), (d)2 and (e), the aggregate amount of Connected Transactions within each such category for the financial year ended December 31, 2006 of the Company was less than 2.5% in respect of the applicable percentage ratios of the Company under the Listing Rules and also did not exceed the relevant cap amount previously prescribed by the Hong Kong Stock Exchange (as set out in the relevant conditional waiver granted to the Company in January 2002), i.e. 3% of the Group’s consolidated net tangible assets as disclosed in the Company’s audited consolidated financial statements for the year ended December 31, 2005;

3.	in respect of each of the Connected Transactions mentioned above in paragraphs numbered (a)2(ii), (a)3(ii) and (d)1, the aggregate amount of fees paid for the financial year ended December 31, 2006 in respect of each of such category was less than 2.5% in respect of the applicable percentage ratios of the Company under the Listing Rules and also did not exceed the relevant cap amount of HK$10 million previously prescribed by the Hong Kong Stock Exchange as set out in the relevant conditional waiver granted to the Company in October 2001;

i-CABLE COMMUNICATIONS LIMITED Annual Report 2006

Report of the Directors (continued)

SUPPLEMENTARY CORPORATE INFORMATION (continued)

(L)	Disclosure of connected transactions (continued)

(III)	Confirmation from the Directors (continued)

4.	in respect of the Connected Transaction mentioned above in paragraph numbered (f), the amount paid for the financial year ended December 31, 2006 was less than 2.5% in respect of the applicable percentage ratios of the Company under the Listing Rules and also did not exceed the relevant cap amount (as previously prescribed by the Hong Kong Stock Exchange and as set out in the relevant conditional waiver granted to the Company in October 2000) of 1% of the Group’s turnover for the immediately preceding year.

Furthermore, the auditors of the Company have advised the following:

1.	the Connected Transactions had been approved by the Company’s Board of Directors;

2.	where applicable, those Connected Transactions which involved provisions of goods or services by the Group are in accordance with the pricing policies of the Group;

3.	the Connected Transactions were entered into in accordance with the terms of the related agreements governing the Connected Transactions, or, where there was no agreement, on terms no less favourable than those for similar transactions undertaken by the Group with independent third parties where available; and

4.	the relevant cap amounts have not been exceeded during the year ended December 31, 2006.

Note:	Certain particulars of the related party transactions entered into by the Group during the year under review have been disclosed in Note 38 to the Financial Statements on pages 81 and 82. Those related party transactions also constitute connected transactions (as defined in the Listing Rules) for the Company.

i-CABLE COMMUNICATIONS LIMITED Annual Report 2006

Independent Auditors’ Report

To the shareholders of i-CABLE Communications Limited

(Incorporated in Hong Kong with limited liability)

We have audited the consolidated financial statements of i-CABLE Communications Limited (the “Company”) set out on pages 42 to 84, which comprise the consolidated and company balance sheets as at December 31, 2006, and the consolidated profit and loss account, the consolidated and company statements of changes in equity and the consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.

DIRECTORS’ RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

The Directors of the Company are responsible for the preparation and the true and fair presentation of these financial statements in accordance with Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants and the Hong Kong Companies Ordinance. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

AUDITOR’S RESPONSIBILITY

Our responsibility is to express an opinion on these financial statements based on our audit. This report is made solely to you, as a body, in accordance with section 141 of the Hong Kong Companies Ordinance, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and true and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the Directors, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

OPINION

In our opinion, the consolidated financial statements give a true and fair view of the state of affairs of the Company and of the Group as at December 31, 2006 and of the Group’s profit and cash flows for the year then ended in accordance with Hong Kong Financial Reporting Standards and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

KPMG

Certified Public Accountants

8th Floor, Prince’s Building

10 Chater Road

Central, Hong Kong

March 5, 2007

i-CABLE COMMUNICATIONS LIMITED Annual Report 2006

Consolidated Profit and Loss Account

For the year ended December 31, 2006

	Note		2006 HK$’000	2005 HK$’000
Turnover	3, 4		2,547,595	2,440,732

Programming costs			(1,005,273)	(863,714)
Network and other operating expenses			(450,889)	(397,550)
Selling, general and administrative expenses			(464,855)	(419,328)

Profit from operations before depreciation			626,578	760,140

Depreciation	5		(428,121)	(480,589)

Profit from operations	4		198,457	279,551

Interest income	5		11,640	3,335
Finance costs, net	5		(7)	(134)
Impairment loss on investment	5		—	(1,500)
Non-operating (expenses)/income	6		(322)	804

Profit before taxation	5		209,768	282,056

Income tax	7	(a)	(28,649)	300,398

Profit after taxation			181,119	582,454

Attributable to:
Equity shareholders of the Company			182,115	582,454
Minority interests			(996)	—

Profit after taxation			181,119	582,454

Dividends payable to equity shareholders attributable to the year
Interim dividend declared and paid during the year	11		70,673	70,673
Final dividend proposed after the balance sheet date			100,962	100,962

			171,635	171,635

Earnings per share
Basic	12		9.0 cents	28.8 cents

Diluted	12		9.0 cents	28.8 cents

The notes on pages 48 to 84 form part of these financial statements.

i-CABLE COMMUNICATIONS LIMITED Annual Report 2006

Consolidated Balance Sheet

At December 31, 2006

	Note		2006 HK$’000	2005 HK$’000
Non-current assets
Property, plant and equipment	13		1,591,353	1,838,336
Programming library	14		185,702	142,856
Other intangible assets	15		12,775	4,006
Deferred tax assets	31	(b)	388,266	434,266
Other non-current assets	16		51,079	53,643

			2,229,175	2,473,107

Current assets
Inventories	19		1,111	9,794
Accounts receivable from trade debtors	20		85,585	84,150
Deposits, prepayments and other receivables	20		64,445	105,271
Amounts due from fellow subsidiaries	21		56,361	4,842
Cash and cash equivalents	22		586,197	351,892

			793,699	555,949

Current liabilities
Amounts due to trade creditors	23		42,675	70,466
Accrued expenses and other payables	23		395,698	392,951
Receipts in advance and customers’ deposits	23		107,527	70,075
Obligations under finance leases	27		705	—
Current taxation	31	(a)	49	51
Amounts due to fellow subsidiaries	25		43,735	39,936
Amount due to immediate holding company	26		989	83

			591,378	573,562

Net current assets/(liabilities)			202,321	(17,613)

Total assets less current liabilities			2,431,496	2,455,494

Non-current liabilities
Deferred tax liabilities	31	(b)	115,061	129,201
Obligations under finance leases	27		72	—
Other non-current liabilities	28		53,970	77,926

			169,103	207,127

NET ASSETS			2,262,393	2,248,367

Capital and reserves	30
Share capital			2,019,234	2,019,234
Reserves			239,719	229,133

Total equity attributable to equity shareholders of the Company			2,258,953	2,248,367
Minority interests			3,440	—

TOTAL EQUITY			2,262,393	2,248,367

The notes on pages 48 to 84 form part of these financial statements.

Approved and authorised for issue by the Board of Directors on March 5, 2007.

Stephen T. H. Ng	William J. H. Kwan
Chairman and Chief Executive Officer	Director and Chief Financial Officer

i-CABLE COMMUNICATIONS LIMITED Annual Report 2006

Company Balance Sheet

At December 31, 2006

	Note	2006 HK$’000	2005 HK$’000
Non-current assets
Investments in subsidiaries	17	12	12
Amounts due from subsidiaries	18	8,189,048	8,190,145

		8,189,060	8,190,157

Current assets
Prepayments and other receivables	20	1	654
Amount due from immediate holding company	26	13	—
Cash and cash equivalents	22	910	1,049

		924	1,703

Current liabilities
Accrued expenses and other payables	23	3,050	4,229
Amounts due to subsidiaries	24	186,686	15,249
Amounts due to fellow subsidiaries	25	5,814	6,133
Amount due to immediate holding company	26	—	46

		195,550	25,657

Net current liabilities		(194,626)	(23,954)

NET ASSETS		7,994,434	8,166,203

Capital and reserves	30
Share capital		2,019,234	2,019,234
Reserves		5,975,200	6,146,969

TOTAL EQUITY		7,994,434	8,166,203

The notes on pages 48 to 84 form part of these financial statements.

Approved and authorised for issue by the Board of Directors on March 5, 2007.

Stephen T. H. Ng Chairman and Chief Executive Officer	William J. H. Kwan Director and Chief Financial Officer

i-CABLE COMMUNICATIONS LIMITED Annual Report 2006

Consolidated Statement of Changes in Equity

For the year ended December 31, 2006

			Attributable to equity shareholders of the Company
	Note		Share capital HK$’000	Share premium HK$’000	Special capital reserve HK$’000	Exchange reserve HK$’000	Revenue reserve HK$’000	Total reserves HK$’000	Total HK$’000	Minority Interests HK$’000	Total equity HK$’000
Group
Balance at January 1, 2005*			2,019,234	4,838,365	3,345	—	(5,033,305)	(191,595)	1,827,639	—	1,827,639
Profit for the year			—	—	—	—	582,454	582,454	582,454	—	582,454
Dividend approved in respect of the previous year	11	(b)	—	—	—	—	(90,866)	(90,866)	(90,866)	—	(90,866)
Dividend declared in respect of the current year	11	(a)	—	—	—	—	(70,673)	(70,673)	(70,673)	—	(70,673)
Translation of foreign subsidiaries’ financial statements			—	—	—	(187)	—	(187)	(187)	—	(187)
Transfer to special capital reserve	30	(b)(ii)	—	—	4,579	—	(4,579)	—	—	—	—

Balance at December 31, 2005*			2,019,234	4,838,365	7,924	(187)	(4,616,969)	229,133	2,248,367	—	2,248,367

Balance at January 1, 2006*			2,019,234	4,838,365	7,924	(187)	(4,616,969)	229,133	2,248,367	—	2,248,367
Profit for the year			—	—	—	—	182,115	182,115	182,115	(996)	181,119
Dividend approved in respect of the previous year	11	(b)	—	—	—	—	(100,962)	(100,962)	(100,962)	—	(100,962)
Dividend declared in respect of the current year	11	(a)	—	—	—	—	(70,673)	(70,673)	(70,673)	—	(70,673)
Translation of foreign subsidiaries’ financial statements			—	—	—	106	—	106	106	51	157
Acquisition of subsidiary	35		—	—	—	—	—	—	—	4,385	4,385
Transfer to special capital reserve	30	(b)(ii)	—	—	5,847	—	(5,847)	—	—	—	—

Balance at December 31, 2006*			2,019,234	4,838,365	13,771	(81)	(4,612,336)	239,719	2,258,953	3,440	2,262,393

*	Included in the Group’s revenue reserve is positive goodwill written off against reserves in prior years amounting to HK$197,785,000.

The notes on pages 48 to 84 form part of these financial statements.

i-CABLE COMMUNICATIONS LIMITED Annual Report 2006

Statement of Changes in Equity

For the year ended December 31, 2006

	Note		Share capital HK$’000	Reserves			Total HK$’000
				Share premium HK$’000	Revenue reserve HK$’000	Total reserves HK$’000
Company
Balance at January 1, 2005			2,019,234	4,838,365	394,379	5,232,744	7,251,978
Profit for the year	10		—	—	1,075,764	1,075,764	1,075,764
Dividend approved in respect of the previous year	11	(b)	—	—	(90,866)	(90,866)	(90,866)
Dividend declared in respect of the current year	11	(a)	—	—	(70,673)	(70,673)	(70,673)

Balance at December 31, 2005			2,019,234	4,838,365	1,308,604	6,146,969	8,166,203

Balance at January 1, 2006			2,019,234	4,838,365	1,308,604	6,146,969	8,166,203
Loss for the year	10		—	—	(134)	(134)	(134)
Dividend approved in respect of the previous year	11	(b)	—	—	(100,962)	(100,962)	(100,962)
Dividend declared in respect of the current year	11	(a)	—	—	(70,673)	(70,673)	(70,673)

Balance at December 31, 2006			2,019,234	4,838,365	1,136,835	5,975,200	7,994,434

The notes on pages 48 to 84 form part of these financial statements.

i-CABLE COMMUNICATIONS LIMITED Annual Report 2006

Consolidated Cash Flow Statement

For the year ended December 31, 2006

	Note	2006 HK$’000	2005 HK$’000
Operating activities
Profit before taxation		209,768	282,056

Adjustments for:
Finance costs, net		7	134
Interest income		(11,640)	(3,335)
Dividend received from investment in equity securities		(1,872)	(3,833)
Depreciation		428,121	480,589
Amortisation of programming library		101,117	79,624
Amortisation of other intangible assets		2,923	—
Impairment loss on investment in equity securities		—	1,500
Impairment loss on property, plant and equipment		11,641	6,585
Net loss/(gain) on disposal of property, plant and equipment		322	(804)

Operating profit before changes in working capital		740,387	842,516

Decrease in inventories		9,399	10,383
Decrease/(increase) in accounts receivable from trade debtors		7,388	(35,105)
Decrease/(increase) in deposits, prepayments and other receivables		53,383	(33,001)
Increase in amounts due from fellow subsidiaries		(51,086)	(11,253)
Decrease in amounts due to trade creditors		(19,697)	(15,995)
Increase in accrued expenses and other payables		29,764	29,623
Increase/(decrease) in receipts in advance and customers’ deposits		1,631	(3,371)
Increase in amounts due to fellow subsidiaries		5,850	8,364
Net change in amount due to immediate holding company		906	403

Cash generated from operations		777,925	792,564

Interest received		11,467	3,213
Interest paid		(1)	(134)
Hong Kong profits tax paid		(75)	(11,586)
Overseas tax paid		(225)	(126)

Net cash generated from operating activities		789,091	783,931

Investing activities
Purchase of property, plant and equipment		(238,449)	(286,002)
Additions to programming library		(140,225)	(104,976)
Acquisition of a subsidiary	35	(7,477)	—
Dividend income received from investment in equity securities		1,872	3,833
Proceeds from sale of property, plant and equipment		1,543	1,889

Net cash used in investing activities		(382,736)	(385,256)

Financing activities
Capital element of finance lease rentals paid		(242)	—
Interest element of finance lease rentals paid		(36)	—
Dividends paid to equity shareholders of the Company		(171,571)	(161,476)

Net cash used in financing activities		(171,849)	(161,476)

Net increase in cash and cash equivalents		234,506	237,199

Effect of foreign exchange rate changes		(201)	(320)

Cash and cash equivalents at January 1		351,892	115,013

Cash and cash equivalents at December 31	22	586,197	351,892

The notes on pages 48 to 84 form part of these financial statements.

i-CABLE COMMUNICATIONS LIMITED Annual Report 2006

Notes to the Financial Statements

1.	Significant accounting policies

(a)	Statement of compliance

These financial statements have been prepared in accordance with all applicable Hong Kong Financial Reporting Standards (“HKFRSs”) which collective term includes all applicable individual Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards (“HKASs”) and Interpretations issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”), accounting principles generally accepted in Hong Kong and the requirements of the Hong Kong Companies Ordinance. These financial statements also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. A summary of the significant accounting policies adopted by the Group is set out below.

The HKICPA has issued certain new and revised HKFRSs that are first effective or available for early adoption for the current accounting period of the Group and the Company. Note 2 provides information on the changes in accounting policies resulting from initial application of these developments to the extent that they are relevant to the Group for the current and prior accounting periods reflected in these financial statements.

(b)	Basis of preparation of the financial statements

The consolidated financial statements for the year ended December 31, 2006, comprise the Company and its subsidiaries (together referred to as the “Group”).

The measurement basis used in the preparation of the financial statements is the historical cost basis.

The preparation of financial statements in conformity with HKFRSs requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Judgements made by management in the application of HKFRSs that have significant effect on the financial statements and estimates with a significant risk of material adjustment in the next year are discussed in Note 40.

(c)	Subsidiaries and controlled entities

Subsidiaries are entities controlled by the Group. Control exists when the Group has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that presently are exercisable are taken into account.

An investment in a subsidiary is consolidated into the consolidated financial statements from the date that control commences until the date that control ceases. Intra-group balances and transactions and any unrealised profits arising from intra-group transactions are eliminated in full in preparing the consolidated financial statements. Unrealised losses resulting from intra-group transactions are eliminated in the same way as unrealised gains but only to the extent that there is no evidence of impairment.

Minority interests represent the portion of the net assets of subsidiaries attributable to interests that are not owned by the Company, whether directly or indirectly through subsidiaries, and in respect of which the Group has not agreed any additional terms with the holders of those interests which would result in the Group as a whole having a contractual obligation in respect of those interests that meets the definition of a financial liability. Minority interests are presented in the consolidated balance sheet within equity, separately from equity attributable to the equity shareholders of the Company. Minority interests in the results of the Group are presented on the face of the consolidated profit and loss account as an allocation of the total profit or loss for the year between minority interests and the equity shareholders of the Company.

i-CABLE COMMUNICATIONS LIMITED Annual Report 2006

1.	Significant accounting policies (continued)

(c)	Subsidiaries and controlled entities (continued)

Where losses applicable to the minority interests exceed the minority’s interest in the equity of a subsidiary, the excess, and any further losses applicable to the minority interests, are charged against the Group’s interest except to the extent that the minority interests has a binding obligation to, and is able to, make additional investment to cover the losses. If the subsidiary subsequently reports profits, the Group’s interest is allocated all such profits until the minority interest’s share of losses previously absorbed by the Group has been recovered.

Loans from holders of minority interests and other contractual obligations towards these holders are presented as financial liabilities in the consolidated balance sheet in accordance with Note 1(t) depending on the nature of the liability.

In the Company’s balance sheet, an investment in a subsidiary is stated at cost less impairment losses (see Note 1(s)).

(d)	Jointly controlled assets

Jointly controlled assets are assets of a joint venture over which the Group has joint control with other venturers in accordance with contractual arrangements and through the joint control of which the Group has control over its share of future economic benefits earned from the assets.

The Group’s share of jointly controlled assets and any liabilities incurred jointly with other venturers are recognised in the balance sheets and classified according to their nature. Liabilities and expenses incurred directly in respect of its interests in jointly controlled assets are accounted for on an accrual basis. Income from the sale or use of the Group’s share of the output of the jointly controlled assets, together with its share of any expenses incurred by the joint ventures, are recognised in profit or loss when it is probable that the economic benefits associated with the transactions will flow to or from the Group.

(e)	Goodwill

Goodwill represents the excess of the cost of a business combination over the Group’s interest in the net fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities.

Goodwill is stated at cost less accumulated impairment losses. Goodwill is allocated to cash-generating units and is tested annually for impairment (see Note 1(s)).

Any excess of the Group’s interest in the net fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities over the cost of a business combination is recognised immediately in profit or loss.

On disposal of a cash-generating unit during the year, any attributable amount of purchased goodwill is included in the calculation of the profit or loss on disposal.

(f)	Property, plant and equipment and depreciation

Property, plant and equipment are stated in the balance sheet at cost, less accumulated depreciation and impairment losses (see Note 1(s)). The cost of self-constructed items of property, plant and equipment includes materials, labour, the initial estimate, where relevant, of the costs of dismantling and removing the items and restoring the site on which they are located, and an appropriate proportion of overheads and borrowing costs (see Note 1(n)).

Gains or losses arising from the retirement or disposal of an item of property, plant and equipment are determined as the difference between the net disposal proceeds and the carrying amount of the item and are recognised in profit or loss on the date of retirement or disposal.

Depreciation is calculated on a straight-line basis to write off the cost less their estimated residual value, if any, of the equipment required to support a fully operating network and cable television system at rates determined by the estimated useful lives of the assets ranging from 5 to 20 years, adjusted by the appropriate pre-maturity fraction during the pre-maturity period, which began with the first earned subscriber revenue on October 31, 1993 and was to continue until the earlier of the attainment of a predetermined subscriber level and December 31, 1996. The pre-maturity period ended on November 30, 1996, when the predetermined subscriber level was attained. Depreciation is calculated on a straight-line basis to write off the costs, less the estimated residual value, if any, of other assets at rates determined by the estimated useful lives ranging from 2 to 40 years.

i-CABLE COMMUNICATIONS LIMITED Annual Report 2006

Notes to the Financial Statements (continued)

1.	Significant accounting policies (continued)

(f)	Property, plant and equipment and depreciation (continued)

The principal annual depreciation rates used are as follows:

Network, decoders, cable modems and television production systems	5% to 50%

Furniture, fixtures, other equipment and motor vehicles	10% to 33.33%

Buildings situated on leasehold land*	Higher of 2.5% or percentage to amortise the asset cost over the unexpired term of land leases

Leasehold improvements	8.33%

Where parts of an item of property, plant and equipment have different useful lives, the cost of the item is allocated on a reasonable basis between the parts and each part is depreciated separately. Both the useful life of an asset and its residual value, if any, are reviewed annually.

Under certain circumstances, the Group may have an obligation to dismantle part of its network upon request by concerned parties. Owing to the absence of such history, no reliable estimate can be reasonably made in respect of such potential obligation.

*	This represents units in industrial and commercial buildings which the Directors consider impracticable to split the cost into land and buildings.

(g)	Leased assets

An arrangement, comprising a transaction or a series of transactions, is or contains a lease if the Group determines that the arrangement conveys a right to use a specific asset or assets for an agreed period of time in return for a payment or a series of payments. Such a determination is made based on an evaluation of the substance of the arrangement and is regardless of whether the arrangement takes the legal form of a lease.

(i)	Classification of assets leased to the Group

Assets that are held by Group under leases which transfer to the Group substantially all the risks and rewards of ownership are classified as being held under finance leases. Leases which do not transfer substantially all the risks and rewards of ownership to the Group are classified as operating leases.

(ii)	Assets acquired under finance leases

Where the Group acquires the use of assets under finance leases, the amounts representing the fair value of the leased asset, or, if lower, the present value of the minimum lease payments, of such assets are included in property, plant and equipment and the corresponding liabilities, net of finance charges, are recorded as obligations under finance leases. Depreciation is provided at rates which write off the cost or valuation of the assets over the term of the relevant lease or, where it is likely the Group will obtain ownership of the asset, the life of the asset, as set out in Note 1(f). Impairment losses are accounted for in accordance with the accounting policy as set out in Note 1(s). Finance charges implicit in the lease payments are charged to profit or loss over the period of the leases so as to produce an approximately constant periodic rate of charge on the remaining balance of the obligations for each accounting period. Contingent rentals are charged to profit or loss in the accounting period in which they are incurred.

(iii)	Operating lease charges

Where the Group has the use of assets held under operating leases, payments made under the leases are charged to profit or loss in equal instalments over the accounting periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased asset. Lease incentives received or granted are recognised in profit or loss as an integral part of the aggregate net lease payments made.

i-CABLE COMMUNICATIONS LIMITED Annual Report 2006

1.	Significant accounting policies (continued)

(h)	Programming costs

(i)	Programming library

Programming library consists of presentation rights for commissioned programmes and acquired programmes for showing on the Group’s television channels, and commissioned programmes and films for licensing purposes.

Presentation rights are stated in the balance sheet at cost less accumulated amortisation (where the estimated useful life is other than indefinite) and any impairment losses (see Note 1(s)). Amortisation is charged to profit or loss on an accelerated basis over the licence period or over the estimated number of future showings. Subsequent expenditure on programmes after initial acquisition is recognised as an expense when incurred.

Commissioned programmes and films for licensing purposes comprise direct production costs and production overheads, and are stated at the lower of amortised cost or net realisable value. Costs are amortised on an individual programme/film basis in the ratio of the current year’s gross revenues to management’s forecast of the total ultimate gross revenues from all sources.

(ii)	Live programmes

Live programmes consist of third party feed programmes and are charged to profit or loss upon telecast of the programmes. Payments made in advance or in arrears of programme cost recognition are recorded as prepayments or accruals, as appropriate.

(iii)	In-house developed programmes

In-house developed programmes consist primarily of news, documentary and general entertainment programmes with short lead-time from production to telecast. The costs of in-house developed programmes are accordingly recognised as expenses in the period in which they are incurred.

(iv)	Film rights and perpetual film rights

Film rights generated by the Group or perpetual film rights acquired by the Group are stated at cost less accumulated amortisation (where the estimated useful life is other than indefinite) and impairment losses (see Note 1(s)). Costs less provision for impairment losses represent the carrying value transferred from films in progress upon completion or the purchase price of the perpetual film rights, and are amortised at rates calculated to write off the costs in proportion to the expected revenues from exhibition, the reproduction and distribution of audio visual products, the licensing of video rights and other broadcast rights following their release. Such rates are subject to annual review by the Directors.

(v)	Films in progress

Films in progress are stated at cost less any provision for impairment losses (see Note 1(s)). Costs include all direct costs associated with the production of films. Provisions are made for costs which are in excess of the expected future revenue generated by these films. The balance of film production costs payable at year-end is disclosed as commitments. Costs of films are transferred to film rights upon completion.

(i)	Other intangible assets (other than goodwill)

The useful lives of intangible assets are assessed to be either finite or indefinite. Intangible assets with finite lives are amortised over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortisation period and the amortisation method for an intangible asset with a finite useful life are reviewed at least at each balance sheet date.

Intangible assets with indefinite useful lives are tested for impairment annually either individually or at the cash-generating unit level. Such intangible assets are not amortised. The useful life of an intangible asset with an indefinite life is reviewed annually to determine whether indefinite life assessment continues to be supportable. If not, the change in the useful life assessment from indefinite to finite is accounted for on a prospective basis.

i-CABLE COMMUNICATIONS LIMITED Annual Report 2006

Notes to the Financial Statements (continued)

1.	Significant accounting policies (continued)

(i)	Other intangible assets (other than goodwill) (continued)

(i)	Club debentures

The Group’s club debentures are stated at cost less any impairment losses (see Note 1(s)), on an individual basis.

(ii)	Advertising rights

The Group’s advertising rights are stated at cost less any impairment losses (see Note 1(s)) and are amortised using the straight-line basis over the estimated useful life of 2.7 years.

(j)	Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is calculated on the weighted average basis and comprises all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. Net realisable value is determined by the Group based on the expected replacement cost of the inventories net of provision for obsolescence.

(k)	Trade and other receivables

Trade and other receivables are initially recognised at fair value and thereafter stated at amortised cost less impairment losses for bad and doubtful debts (see Note 1(s)), except where the receivables are interest-free loans made to related parties without any fixed repayment terms or the effect of discounting would be immaterial. In such cases, the receivables are stated at cost less impairment losses for bad and doubtful debts (see Note 1(s)).

(i)	Cash and cash equivalents

Cash and cash equivalents comprise cash at bank and in hand, demand deposits with banks and other financial institutions, and short-term, highly liquid investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, having been within three months of maturity at acquisition. Bank overdrafts that are repayable on demand and form an integral part of the Group’s cash management are also included as a component of cash and cash equivalents for the purpose of the consolidated cash flow statement.

(m)	Revenue recognition

Revenue is recognised in profit or loss provided it is probable that the economic benefits will flow to the Group and the revenue and costs, if applicable, can be measured reliably as follows:

(i)	Income from the provision of subscription television services, Internet services, and Internet Protocol Point wholesale services is recognised at the time when the services are provided.

(ii)	Installation fees are recognised upon completion of the related installation work to the extent of direct selling costs.

(iii)	Where packaged service fees comprise a number of elements and the fees can be allocated on a reasonable basis into elements of subscription service and installation service, revenue is recognised in accordance with the accounting policies set out in Notes 1(m)(i) and (ii). Where packaged service fees cannot be allocated into individual elements, the fees are deferred and recognised evenly over the term of the service period.

(iv)	Advertising income net of agency deductions is recognised on telecast of the advertisement. When an advertising contract covers a specified period, the related income is recognised evenly over the contract period.

(v)	Magazine advertising income is recognised upon the publication of the edition in which the advertisement is placed.

(vi)	Revenue from theatrical distribution are recognised when the films are exhibited.

(vii)	Programme licensing income is recognised in full upon delivery of the programmes concerned in accordance with the terms of the licence contracts, and is stated net of withholding tax.

i-CABLE COMMUNICATIONS LIMITED Annual Report 2006

1.	Significant accounting policies (continued)

(m)	Revenue recognition (continued)

(viii)	Rental income receivable under operating leases is recognised in profit or loss in equal installments over the periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the use of the leased asset. Lease incentives granted are recognised in profit or loss as an integral part of the aggregate net lease payments receivable. Contingent rentals are recognised as income in the accounting period in which they are earned.

(ix)	Dividend income from unlisted investments is recognised when the shareholder’s right to receive payment is established.

(x)	Interest income is recognised as it accrues using the effective interest method.

(n)	Borrowing costs

Borrowing costs are expensed in profit or loss in the period in which they are incurred, except to the extent that they are capitalised as being directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use.

The capitalisation of borrowing costs as part of the cost of a qualifying asset commences when expenditure for the asset is being incurred, borrowing costs are being incurred and activities that are necessary to prepare the asset for its intended use are in progress. Capitalisation of borrowing costs is suspended or ceases when substantially all the activities necessary to prepare the qualifying asset for its intended use are interrupted or complete.

(o)	Income tax

Income tax for the year comprises current tax and movements in deferred tax assets and liabilities. Current tax and movements in deferred tax assets and liabilities are recognised in profit or loss.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantially enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax assets and liabilities arise from deductible and taxable temporary differences respectively, being the differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax bases. Deferred tax assets also arise from unused tax losses and unused tax credits.

Apart from certain limited exceptions, all deferred tax liabilities, and all deferred tax assets to the extent that it is probable that future taxable profits will be available against which the asset can be utilised, are recognised. Future taxable profits that may support the recognition of deferred tax assets arising from deductible temporary differences include those that will arise from the reversal of existing taxable temporary differences, provided those differences relate to the same taxation authority and the same taxable entity, and are expected to reverse either in the same period as the expected reversal of the deductible temporary difference or in periods into which a tax loss arising from the deferred tax asset can be carried back or forward. The same criteria are adopted when determining whether existing taxable temporary differences support the recognition of deferred tax assets arising from unused tax losses and credits, that is, those differences are taken into account if they relate to the same taxation authority and the same taxable entity, and are expected to reverse in a period, or periods, in which the tax loss or credit can be utilised.

The limited exceptions to recognition of deferred tax assets and liabilities are those temporary differences arising from goodwill not deductible for tax purposes, the initial recognition of assets or liabilities that affect neither accounting nor taxable profit (provided they are not part of a business combination), and temporary differences relating to investments in subsidiaries to the extent that, in the case of taxable differences, the Group controls the timing of the reversal and it is probable that the differences will not reverse in the foreseeable future, or in the case of deductible differences, unless it is probable that they will reverse in the future and taxable profit will be available against which the temporary difference can be utilised.

The amount of deferred tax recognised is measured based on the expected manner of realisation or settlement of the carrying amount of the assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date. Deferred tax assets and liabilities are not discounted.

i-CABLE COMMUNICATIONS LIMITED Annual Report 2006

Notes to the Financial Statements (continued)

1.	Significant accounting policies (continued)

(o)	Income tax (continued)

The carrying amount of a deferred tax asset is reviewed at each balance sheet date and is reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow the related tax benefit to be utilised. Any such reduction is reversed to the extent that it becomes probable that sufficient taxable profits will be available.

Current tax balances and deferred tax balances, and movements therein, are presented separately from each other and are not offset. Current tax assets are offset against current tax liabilities, and deferred tax assets against deferred tax liabilities, if the Company or the Group has the legally enforceable right to set off current tax assets against current tax liabilities and the following additional conditions are met:

–	in the case of current tax assets and liabilities, the Company or the Group intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously; or

–	in the case of deferred tax assets and liabilities, if they relate to income taxes levied by the same taxation authority on either:

–	the same taxable entity; or

–	different taxable entities, which, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered, intend to realise the current tax assets and settle the current tax liabilities on a net basis or realise and settle simultaneously.

(p)	Foreign currency translation

Foreign currency transactions during the year are translated at the foreign exchange rates ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated at the foreign exchange rates ruling at the balance sheet date. Exchange gains and losses are recognised in profit or loss.

Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the foreign exchange rates ruling at the transaction dates. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated using the foreign exchange rates ruling at the dates the fair value was determined.

The results of foreign operations are translated into Hong Kong dollars at the exchange rates approximating the foreign exchange rates ruling at the dates of the transactions. Balance sheet items, including goodwill arising on consolidation of foreign operations acquired on or after January 1, 2005, are translated into Hong Kong dollars at the foreign exchange rates ruling at the balance sheet date. The resulting exchange differences are recognised directly in a separate component of equity. Goodwill arising on consolidation of a foreign operation acquired before January 1, 2005 is translated at the foreign exchange rate that applied at the date of acquisition of the foreign operation.

On disposal of a foreign operation, the cumulative amount of the exchange differences recognised in equity which relate to that foreign operation is included in the calculation of the profit or loss on disposal.

(q)	Related parties

For the purposes of these financial statements, a party is considered to be related to the Group if:

(i)	the party has the ability, directly or indirectly through one or more intermediaries, to control the Group or exercise significant influence over the Group in making financial and operating policy decisions, or has joint control over the Group;

(ii)	the Group and the party are subject to common control;

(iii)	the party is an associate of the Group or a joint venture in which the Group is a venturer;

(iv)	the party is a member of key management personnel of the Group or the Group’s parent, or a close family member of such an individual, or is an entity under the control, joint control or significant influence of such individuals;

i-CABLE COMMUNICATIONS LIMITED Annual Report 2006

1.	Significant accounting policies (continued)

(q)	Related parties (continued)

(v)	the party is a close family member of a party referred to in (i) or is an entity under the control, joint control or significant influence of such individuals; or

(vi)	the party is a post-employment benefit plan which is for the benefit of employees of the Group or of any entity that is related party of the Group.

Close family members of an individual are those family members who may be expected to influence, or be influenced by, that individual in their dealings with the entity.

(r)	Investments in equity securities

The Group’s and the Company’s policies for investments in equity securities, other than investments in subsidiaries, are as follows:

Investments in equity securities that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are recognised in the balance sheet at cost less impairment losses (see Note 1(s)).

Investments are recognised on the date the Group and/or the Company commits to purchase the investments. Investments are derecognised when:

(i)	the contractual rights to the cash flows from the investment securities expire; or

(ii)	the Group and/or the Company transfers the contractual rights to receive the cash flows of the investment securities.

(s)	Impairment of assets

(i)	Impairment of investments in equity securities and other receivables

Investments in equity securities and other current and non-current receivables that are stated at cost or amortised cost are reviewed at each balance sheet date to determine whether there is objective evidence of impairment. If any such evidence exists, any impairment loss is determined and recognised as follows:

–	For unquoted equity securities carried at cost, the impairment loss is measured as the difference between the carrying amount of the financial asset and the estimated future cash flows, discounted at the current market rate of return for a similar financial asset where the effect of discounting is material. Impairment losses for equity securities are not reversed.

–	For trade and other current receivables and other financial assets carried at amortised cost, the impairment loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the financial asset’s original effective interest rate (i.e. the effective interest rate computed at initial recognition of these assets), where the effect of discounting is material.

If in a subsequent period the amount of an impairment loss decreases and the decrease can be linked objectively to an event occurring after the impairment loss was recognised, the impairment loss is reversed through profit or loss. A reversal of an impairment loss shall not result in the asset’s carrying amount exceeding that which would have been determined had no impairment loss been recognised in prior years.

(ii)	Impairment of other assets

Internal and external sources of information are reviewed at each balance sheet date to identify indications that the following assets may be impaired or, except in the case of goodwill, any impairment loss previously recognised no longer exists or may have decreased:

–	property, plant and equipment;

–	investments in subsidiaries;

–	programming library; and

–	other intangible assets.

i-CABLE COMMUNICATIONS LIMITED Annual Report 2006

Notes to the Financial Statements (continued)

1.	Significant accounting policies (continued)

(s)	Impairment of assets (continued)

(ii)	Impairment of other assets (continued)

If any such indication exists, the asset’s recoverable amount is estimated. In addition, for goodwill, intangible assets that are not yet available for use and intangible assets that have indefinite useful lives, the recoverable amount is estimated annually whether or not there is any indication of impairment.

–	Calculation of recoverable amount

The recoverable amount of an asset is the greater of its net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of time value of money and the risks specific to the asset. Where an asset does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit).

–	Recognition of impairment losses

An impairment loss is recognised in profit or loss whenever the carrying amount of an asset, or the cash-generating unit to which it belongs, exceeds its recoverable amount. Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit (or group of units) and then, to reduce the carrying amount of the other assets in the unit (or group of units) on a pro rata basis, except that the carrying value of an asset will not be reduced below its individual fair value less costs to sell, or value in use, if determinable.

–	Reversals of impairment losses

In respect of assets other than goodwill, an impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount. An impairment loss in respect of goodwill is not reversed.

A reversal of an impairment loss is limited to the asset’s carrying amount that would have been determined had no impairment loss been recognised in prior years. Reversals of impairment losses are credited to profit or loss in the year in which the reversals are recognised.

(iii)	Interim financial reporting and impairment

Under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, the Group is required to prepare an interim financial report in compliance with HKAS 34, Interim financial reporting, in respect of the first six months of the financial year. At the end of the interim period, the Group applies the same impairment testing, recognition, and reversal criteria as it would at the end of the financial year (see Notes 1(s)(i) and (ii)).

Impairment losses recognised in an interim period in respect of unquoted equity securities carried at cost are not reversed in a subsequent period. This is the case even if no loss, or a smaller loss, would have been recognised had the impairment been assessed only at the end of the financial year to which the interim period relates.

(t)	Trade and other payables

Trade and other payables are initially recognised at fair value. Except for financial guarantee liabilities measured in accordance with Note 1(v)(i), trade and other payables are subsequently stated at amortised cost unless the effect of discounting would be immaterial, in which case they are stated at cost.

i-CABLE COMMUNICATIONS LIMITED Annual Report 2006

1.	Significant accounting policies (continued)

(u)	Segment reporting

A segment is a distinguishable component of the Group that is engaged either in providing services (business segment), or in providing services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

Segment revenue, expenses, results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis to that segment. Segment revenue, expenses, assets and liabilities are determined before intra-group balances and intra-group transactions are eliminated as part of the consolidation process, except to the extent that such intra-group balances and transactions are between group entities within a single segment.

Segment capital expenditure is the total cost incurred during the period to acquire segment assets (both tangible and intangible) that are expected to be used for more than one period.

Unallocated items mainly comprise non-domestic television services and film and programme licensing businesses, financial and corporate assets, tax balances and corporate and financing expenses.

(v)	Financial guarantees issued, provisions and contingent liabilities

(i)	Financial guarantees issued

Financial guarantees are contracts that require the issuer (i.e. the guarantor) to make specified payments to reimburse the beneficiary of the guarantee (the “holder”) for a loss the holder incurs because a specified debtor fails to make payment when due in accordance with the terms of a debt instrument.

Where the Group issues a financial guarantee, the fair value of the guarantee (being the transaction price, unless the fair value can otherwise be reliably estimated) is initially recognised as deferred income within trade and other payables. Where consideration is received or receivable for the issuance of the guarantee, the consideration is recognised in accordance with the Group’s policies applicable to that category of asset. Where no such consideration is received or receivable, an immediate expense is recognised in profit or loss on initial recognition of any deferred income.

The amount of the guarantee initially recognised as deferred income is amortised in profit or loss over the term of the guarantee as income from financial guarantees issued. In addition, provisions are recognised in accordance with Note 1(v)(iii) if and when (i) it becomes probable that the holder of the guarantee will call upon the Group under the guarantee, and (ii) the amount of that claim on the Group is expected to exceed the amount currently carried in trade and other payables in respect of that guarantee i.e. the amount initially recognised, less accumulated amortisation.

(ii)	Contingent liabilities acquired in business combinations

Contingent liabilities acquired as part of a business combination are initially recognised at fair value, provided the fair value can be reliably measured. After their initial recognition at fair value, such contingent liabilities are recognised at the higher of the amount initially recognised, less accumulated amortisation where appropriate, and the amount that would be determined in accordance with Note 1(v)(iii). Contingent liabilities acquired in a business combination that cannot be reliably fair valued are disclosed in accordance with Note 1(v)(iii).

(iii)	Other provisions and contingent liabilities

Provisions are recognised for other liabilities of uncertain timing or amount when the Group or the Company has a legal or constructive obligation arising as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made. Where the time value of money is material, provisions are stated at the present value of the expenditure expected to settle the obligation.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

i-CABLE COMMUNICATIONS LIMITED Annual Report 2006

Notes to the Financial Statements (continued)

1.	Significant accounting policies (continued)

(w)	Employee benefits

(i)	Short term employee benefits and contributions to defined contribution retirement plans

Salaries, annual bonuses, paid annual leave, contributions to defined contribution retirement plans and the cost of non-monetary benefits are accrued in the year in which the associated services are rendered by employees of the Group, except to the extent that they are included in the cost of property, plant and equipment not yet recognised as an expense.

(ii)	Share-based payments

The Group has taken advantage of the transitional provisions of HKFRS 2 in respect of equity-settled share-based payments, as all of the Group’s existing share options were granted to employees on or before November 7, 2002 and there have not been any modifications to the terms or conditions of such grants since the effective date of HKFRS 2, January 1, 2005. Accordingly, no employee benefit cost or obligation was recognised in these financial statements.

The fair value of any future share options granted to employees is recognised as an employee cost with a corresponding increase in a capital reserve within equity. The fair value is measured at grant date using an option-pricing model, taking into account the terms and conditions upon which the options were granted. Where the employees have to meet vesting conditions before becoming unconditionally entitled to the share options, the total estimated fair value of the share options is spread over the vesting period, taking into account the probability that the options will vest.

During the vesting period, the number of share options that is expected to vest is reviewed. Any adjustment to the cumulative fair value recognised in prior years is charged/credited to the profit or loss for the year of the review, unless the original employee expenses qualify for recognition as an asset, with a corresponding adjustment to the capital reserve. On vesting date, the amount recognised as an expense is adjusted to reflect the actual number of share options that vest (with a corresponding adjustment to the capital reserve) except where forfeiture is only due to not achieving vesting conditions that relate to the market price of the Company’s shares. The equity amount is recognised in the capital reserve until either the option is exercised (when it is transferred to the share premium account) or the option expires (when it is released directly to the revenue reserve).

To the extent that any modifications to the terms and conditions on which the existing share options were granted, including cancellations and settlements, the effects of any such modifications that increase the total fair value of the share-based payment arrangements or are otherwise beneficial to the employees, will be recognised in accordance with the provisions of HKFRS 2.

(x)	Derivative financial instruments

Derivative financial instruments are recognised initially at fair value. At each balance sheet date the fair value is remeasured. The gain or loss on remeasurement to fair value is charged immediately to profit or loss, except where the derivatives qualify for cash flow hedge accounting or hedge the net investment in a foreign operation, in which case recognition of any resultant gain or loss depends on the nature of the item being hedged (see Note 1(y)).

(y)	Hedging

(i)	Cash flow hedges

Where a derivative financial instrument is designated as a hedge of the variability in cash flows of a recognised asset or liability or a highly probable forecast transaction or the foreign currency risk of a committed future transaction, the effective portion of any gain or loss on remeasurement of the derivative financial instrument to fair value is recognised directly in equity. The ineffective portion of any gain or loss is recognised immediately in profit or loss.

If a hedge of a forecast transaction subsequently results in the recognition of a non-financial asset or non-financial liability, the associated gain or loss is removed from equity and included in the initial cost or other carrying amount of the non-financial asset or liability.

If a hedge of a forecast transaction subsequently results in the recognition of a financial asset or a financial liability, the associated gain or loss is removed from equity and recognised in profit or loss in the same period or periods during which the asset acquired or liability assumed affects profit or loss (such as when interest income or expense is recognised).

i-CABLE COMMUNICATIONS LIMITED Annual Report 2006

1.	Significant accounting policies (continued)

(y)	Hedging (continued)

(i)	Cash flow hedges (continued)

For cash flow hedges, other than those covered by the preceding two policy statements, the associated gain or loss is removed from equity and recognised in profit or loss in the same period or periods during which the hedged forecast transaction affects profit or loss.

When a hedging instrument expires or is sold, terminated or exercised, or the entity revokes designation of the hedge relationship but the hedged forecast transaction is still expected to occur, the cumulative gain or loss at that point remains in equity and is recognised in accordance with the above policy when the transaction occurs. If the hedged transaction is no longer expected to take place, the cumulative unrealised gain or loss recognised in equity is recognised immediately in profit or loss.

(ii)	Hedge of net investments in foreign operations

The portion of the gain or loss on remeasurement to fair value of an instrument used to hedge a net investment in a foreign operation that is determined to be an effective hedge is recognised directly in equity until the disposal of the foreign operation, at which time the cumulative gain or loss recognised directly in equity is recognised in profit or loss. The ineffective portion is recognised immediately in profit or loss.

2.	Changes in accounting policies

The HKICPA has issued certain new and revised HKFRSs that are first effective or available for early adoption for the current accounting period of the Group.

Note 1 summarises the accounting policies of the Group after the adoption of these developments to the extent that they are relevant to the Group. The following sets out information on the significant changes in accounting policies for the current and prior accounting periods reflected in these financial statements.

The Group has not applied any new standard or interpretation that is not yet effective for the current accounting period (see Note 41).

(a)	Financial guarantees issued (Amendments to HKAS 39, Financial instruments: Recognition and measurement: Financial guarantee contracts)

In prior years, financial guarantees issued by the Group were disclosed as contingent liabilities in accordance with HKFRS 4, Insurance contracts and HKAS 37, Provisions, contingent liabilities and contingent assets. No provisions were made in respect of these guarantees unless it was more likely than not that the guarantee would be called upon.

With effect from January 1, 2006, in order to comply with the amendments to HKAS 39 in respect of financial guarantee contracts, the Group has changed its accounting policy for financial guarantees issued. Under the new policy, financial guarantees issued are accounted for as financial liabilities under HKAS 39 and measured initially at fair value, where the fair value can be reliably measured. Subsequently, they are measured at the higher of the amount initially recognised, less accumulated amortisation, and the amount of the provision, if any, that should be recognised in accordance with HKAS 37. Further details of the new policy are set out in Note 1(v)(i).

This change in accounting policy has had no material impact on the results of the Group for the current and prior accounting periods.

3.	Turnover

The principal activity of the Company is investment holding. The principal activities of the subsidiaries are set out in Note 17 to the financial statements.

Turnover comprises principally subscription and related fees for Pay television and Internet services, Internet Protocol Point wholesale services and also includes advertising income net of agency deductions, channel service and distribution fees, programme licensing income, film exhibition and distribution income, network maintenance income, and other related income.

i-CABLE COMMUNICATIONS LIMITED Annual Report 2006

Notes to the Financial Statements (continued)

4.	Segment information

The Pay television segment includes operations related to the Pay television subscription business, advertising, channel carriage, television relay service, programme licensing, network maintenance, and miscellaneous Pay television related businesses.

The Internet and multimedia segment includes operations related to Broadband and dial-up Internet access service, portal subscription, mobile content licensing, Voice Over Internet Protocol interconnection as well as other Internet access related businesses.

Business segments

	Segment revenue		Segment result
	2006 HK$’000	2005 HK$’000	2006 HK$’000	2005 HK$’000
Pay television	1,895,221	1,884,379	248,224	336,797
Internet and multimedia	596,013	558,084	128,961	77,676
Unallocated	74,167	13,311	(178,437)	(134,922)
Inter-segment elimination	(17,806)	(15,042)	(291)	—

	2,547,595	2,440,732

Profit from operations			198,457	279,551
Interest income			11,640	3,335
Finance costs, net			(7)	(134)
Impairment loss on investment			—	(1,500)
Non-operating (expenses)/income			(322)	804
Income tax (expense)/benefit			(28,649)	300,398

Profit after taxation			181,119	582,454

	Segment assets		Segment liabilities
	2006 HK$’000	2005 HK$’000	2006 HK$’000	2005 HK$’000
Pay television	1,242,902	1,508,250	383,812	477,618
Internet and multimedia	631,237	696,152	132,665	124,521

	1,874,139	2,204,402	516,477	602,139
Unallocated assets/liabilities	1,148,735	824,654	244,004	178,550

	3,022,874	3,029,056	760,481	780,689

i-CABLE COMMUNICATIONS LIMITED Annual Report 2006

4.	Segment information (continued)

Other information

	Additions to property, plant and equipment		Additions to programming library		Depreciation		Amortisation		Impairment loss on property, plant and equipment
	2006 HK$’000	2005 HK$’000	2006 HK$’000	2005 HK$’000	2006 HK$’000	2005 HK$’000	2006 HK$’000	2005 HK$’000	2006 HK$’000	2005 HK$’000
Pay television	129,343	174,033	108,719	67,484	235,516	259,977	84,394	73,549	6,617	4,353
Internet and multimedia	63,802	103,591	—	—	188,223	214,479	—	—	1,459	2,232
Unallocated	7,070	4,572	35,244	27,685	4,382	6,133	19,646	6,075	3,565	—

	200,215	282,196	143,963	95,169	428,121	480,589	104,040	79,624	11,641	6,585

Geographical segments

No geographical segment information is shown as, during the periods presented, less than 10% of the Group’s segment revenue, segment result and segment assets are derived from activities conducted outside Hong Kong.

5.	Profit before taxation

Profit before taxation is stated after charging/(crediting):

	2006 HK$’000	2005 HK$’000
Interest income
Interest income from deposits with banks and other financial institutions	(11,470)	(3,307)
Other interest income	(170)	(28)

	(11,640)	(3,335)

Finance costs, net
Finance charges on obligations under finance leases	36	—
Interest expenses on bank loans and overdrafts wholly repayable within five years	1	134
Fair value gain on forward foreign exchange contracts	(30)	—

	7	134

i-CABLE COMMUNICATIONS LIMITED Annual Report 2006

Notes to the Financial Statements (continued)

5.	Profit before taxation (continued)

Profit before taxation is stated after charging/(crediting) (continued):

	2006 HK$’000	2005 HK$’000
Other items
Depreciation
– assets held for use under operating leases	39,492	48,704
– other assets	388,629	431,885
Amortisation of programming library*	101,117	79,624
Amortisation of other intangible assets**	2,923	—
Impairment losses
– trade and other receivables	14,401	14,889
– property, plant and equipment	11,641	6,585
– investment in equity securities	—	1,500
Cost of inventories used	12,999	18,499
Rentals payable under operating leases in respect of land and buildings	48,976	43,790
Contributions to defined contribution retirement plans	30,541	28,423
Auditors’ remuneration
– audit services	2,699	2,440
– tax services	—	121
– other services	438	739
Dividend income from investment in equity securities	(1,872)	(3,833)
Net foreign exchange gain***	(1,997)	(1,416)
Rentals receivable under operating leases in respect of
– subleased land and buildings	(5,633)	(4,822)
– owned plant and machinery	(95,339)	(99,498)

*	Amortisation of programming library is included within programming costs in the consolidated results of the Group.
**	Amortisation of intangible assets is included within network and other operating expenses in the consolidated results of the Group.
***	Net foreign exchange gain of approximately HK$1,152,000 and HK$845,000 are included within programming costs and selling, general and administrative expenses in the consolidated results of the Group, respectively.

Operating expenses are analysed by nature in compliance with HKAS 1, “Presentation of Financial Statements” as follows:

	2006 HK$’000	2005 HK$’000
Depreciation and amortisation	532,161	560,213
Staff costs	769,770	716,751
Other operating expenses	1,047,207	884,217

Total operating costs	2,349,138	2,161,181

6.	Non-operating (expenses)/income

This comprises:

	2006 HK$’000	2005 HK$’000
Net (loss)/gain on disposal of property, plant and equipment	(322)	804

i-CABLE COMMUNICATIONS LIMITED Annual Report 2006

7.	Income tax in the consolidated profit and loss account

(a)	Income tax in the consolidated profit and loss account represents:

	2006 HK$’000	2005 HK$’000
Current tax – Provision for Hong Kong Profits Tax Tax for the year	75	4,512

Current tax – Overseas
Tax for the year	222	153
Under provision in respect of prior year	—	2

	222	155

Deferred tax
Utilisation of prior year’s tax losses recognised	64,150	—
Recognition of prior year’s tax losses	—	(265,326)
Reversal of temporary differences	(35,798)	(39,739)

	28,352	(305,065)

Income tax expense/(benefit)	28,649	(300,398)

The provision for Hong Kong Profits Tax is calculated at 17.5% (2005: 17.5%) of the estimated assessable profits for the year. Taxation for the overseas subsidiaries is charged at the appropriate current rate of taxation ruling in the relevant countries.

(b)	Reconciliation between tax expense/(benefit) and accounting profit at applicable tax rates:

	2006%	2005%
Statutory income tax rate	17.5	17.5
Tax effect of non-deductible expenses	3.9	0.2
Tax effect of non-taxable revenue	(4.2)	(0.8)
Utilisation of unrecognised tax losses of previous years	(3.5)	(23.2)
Tax effect of previously unrecognised tax losses now recognised	—	(101.8)
Tax effect of profits tax provision on leasing partnerships	—	1.6

Effective income tax rate	13.7	(106.5)

i-CABLE COMMUNICATIONS LIMITED Annual Report 2006

Notes to the Financial Statements (continued)

8.	Directors’ emoluments

Details of Directors’ emoluments are as follows:

Name of directors	Directors’ fees HK$’000	Basic salaries, housing and other allowances, and benefits in kind HK$’000	Retirement scheme contributions HK$’000	Discretionary bonuses and/or performance related bonuses HK$’000	Total emoluments HK$’000
2006
Independent non-executive directors:
Fa Kuang Hu	65	—	—	—	65
Victor C.W. Lo	29	—	—	—	29
Dennis T. L. Sun	65	—	—	—	65
Gordon Y.S.Wu	50	—	—	—	50
Anthony K.K. Yeung	65	—	—	—	65
Non-executive director:
Peter S.O. Mak	21	60	1	—	82
Executive director:
Stephen T.H.Ng	50	2,508	144	4,667	7,369

Total for 2006	345	2,568	145	4,667	7,725

2005
Independent non-executive directors:
Fa Kuang Hu	65	—	—	—	65
Victor C.W. Lo	50	—	—	—	50
Dennis T. L. Sun	65	—	—	—	65
Gordon Y. S. Wu	50	—	—	—	50
Anthony K.K. Yeung	65	—	—	—	65
Non-executive director:
Quinn Y.K. Law	42	165	16	62	285
Executive directors:
Stephen T.H. Ng	50	2,427	136	4,747	7,360
Samuel S.F. Wong	50	1,740	130	772	2,692

Total for 2005	437	4,332	282	5,581	10,632

Except Directors’ fees of HK$345,000 (2005: HK$437,000), certain Directors’ emoluments disclosed above were paid directly by the Company’s ultimate holding company, The Wharf (Holdings) Limited (“Wharf”), (or its wholly owned subsidiaries) to the relevant Directors. Wharf recovered such costs from the Group by charging a management fee (see Note 38(iv)).

In addition to the above emoluments, certain Directors were granted share options under the Company’s share option scheme and Wharf’s share option scheme in prior years. The share options granted by Wharf to the Directors were not related to their services rendered to the Group.

i-CABLE COMMUNICATIONS LIMITED Annual Report 2006

9.	Individuals with highest emoluments

Of the five individuals with the highest emoluments, one (2005: one) is a Director whose emoluments are disclosed in Note 8. The aggregate of the emoluments in respect of the other four (2005: four) individuals are as follows:

	2006 HK$’000	2005 HK$’000
Basic salaries, housing and other allowances, and benefits in kind	8,897	9,071
Retirement scheme contributions	557	572
Discretionary bonuses and/or performance related bonuses	4,042	4,093
Compensation for loss of office	—	—
Inducement for joining the Group	—	—

	13,496	13,736

The emoluments of the four (2005: four) individuals with the highest emoluments are within the following bands:

HK$	2006 Number of individuals	2005 Number of individuals
2,500,001 – 3,000,000	2	1
3,000,001 – 3,500,000	—	1
3,500,001 – 4,000,000	2	2

	4	4

10.	(Loss)/profit attributable to equity shareholders of the Company

The consolidated (loss)/profit attributable to equity shareholders of the Company includes a loss of HK$134,000 (2005: a profit of HK$332,641,000) which has been dealt with in the financial statements of the Company.

	2006 HK$’000	2005 HK$’000
Amount of consolidated (loss)/profit attributable to equity shareholders dealt with in the Company’s financial statements	(134)	332,641
Dividend from subsidiaries attributable to the profits of prior years declared and received during the year	—	743,123

Company’s (loss)/profit for the year	(134)	1,075,764

i-CABLE COMMUNICATIONS LIMITED Annual Report 2006

Notes to the Financial Statements (continued)

11.	Dividends

(a)	Dividends payable to equity shareholders of the Company attributable to the year

	2006 HK$’000	2005 HK$’000
Interim dividend declared and paid of 3.5 cents per share (2005: 3.5 cents per share)	70,673	70,673
Final dividend proposed after the balance sheet date of 5 cents per share (2005: 5 cents per share)	100,962	100,962

	171,635	171,635

The final dividend proposed after the balance sheet date has not been recognised as a liability at the balance sheet date.

(b)	Dividends payable to equity shareholders of the Company attributable to the previous financial year, approved and paid during the year

	2006 HK$’000	2005 HK$’000
Final dividend in respect of the previous financial year, approved and paid during the year, of 5 cents per share (2005: 4.5 cents per share)	100,962	90,866

12.	Earnings per share

(a)	Basic earnings per share

The calculation of basic earnings per share is based on the profit attributable to equity shareholders of the Company of HK$182,115,000 (2005: HK$582,454,000) and the weighted average number of ordinary shares outstanding during the year of 2,019,234,400 (2005: 2,019,234,400).

(b)	Diluted earnings per share

The calculation of diluted earnings per share is based on the profit attributable to equity shareholders of the Company of HK$182,115,000 (2005: HK$582,454,000) and the weighted average number of ordinary shares of 2,019,234,400 (2005: 2,019,234,400) after adjusting for the effects of all dilutive potential ordinary shares.

All of the Company’s share options did not have intrinsic value throughout 2005 and 2006. Accordingly this has no dilutive effect on the calculation of diluted earnings per share in both years.

i-CABLE COMMUNICATIONS LIMITED Annual Report 2006

13.	Property, plant and equipment

	Group
	Network, decoders, cable modems and television production systems HK$’000	Furniture, fixtures, other equipment and motor vehicles HK$’000	Leasehold land and buildings in Hong Kong			Leasehold improvements HK$’000	Total HK$’000
			Long lease HK$’000	Medium lease HK$’000	Short lease HK$’000
Cost
At January 1, 2005	5,169,278	542,009	3,306	2,673	70	287,191	6,004,527
Additions	232,683	41,548	—	—	—	7,965	282,196
Disposals	(34,871)	(8,330)	—	—	—	—	(43,201)
Reclassification to inventories	(8,916)	—	—	—	—	—	(8,916)
Exchange reserve	—	205	—	—	—	30	235

At December 31, 2005	5,358,174	575,432	3,306	2,673	70	295,186	6,234,841

At January 1, 2006	5,358,174	575,432	3,306	2,673	70	295,186	6,234,841
Additions	137,378	35,974	8,119	15,516	—	3,228	200,215
Disposals	(153,726)	(3,128)	—	—	—	(1,416)	(158,270)
Reclassification to inventories	(9,397)	—	—	—	—	—	(9,397)
Exchange reserve	—	522	—	—	—	104	626

At December 31, 2006	5,332,429	608,800	11,425	18,189	70	297,102	6,268,015

Accumulated depreciation
At January 1, 2005	3,310,287	438,742	1,217	281	70	203,143	3,953,740
Charge for the year	418,887	37,431	76	67	—	24,128	480,589
Impairment loss	6,585	—	—	—	—	—	6,585
Written back on disposals	(33,936)	(8,180)	—	—	—	—	(42,116)
Reclassification to inventories	(2,380)	—	—	—	—	—	(2,380)
Exchange reserve	—	83	—	—	—	4	87

At December 31, 2005	3,699,443	468,076	1,293	348	70	227,275	4,396,505

At January 1, 2006	3,699,443	468,076	1,293	348	70	227,275	4,396,505
Charge for the year	378,206	39,016	246	260	—	10,393	428,121
Impairment loss	6,843	934	—	—	—	3,864	11,641
Written back on disposals	(152,204)	(2,901)	—	—	—	(1,300)	(156,405)
Reclassification to inventories	(3,510)	—	—	—	—	—	(3,510)
Exchange reserve	—	286	—	—	—	24	310

At December 31, 2006	3,928,778	505,411	1,539	608	70	240,256	4,676,662

Net book value
At December 31, 2006	1,403,651	103,389	9,886	17,581	—	56,846	1,591,353

At December 31, 2005	1,658,731	107,356	2,013	2,325	—	67,911	1,838,336

As at December 31, 2006, the gross carrying amounts of property, plant and equipment of the Group held for use in operating leases were HK$230,545,000 (2005: HK$237,107,000) and the related accumulated depreciation was HK$140,953,000 (2005: HK$110,908,000).

i-CABLE COMMUNICATIONS LIMITED Annual Report 2006

Notes to the Financial Statements (continued)

13.	Property, plant and equipment (continued)

(a)	Property, plant and equipment held under finance leases

The Group leases certain equipment under finance leases expiring in two years. At the end of the lease term the Group has the option to purchase the leased equipment at a price deemed to be a bargain purchase option. None of the leases includes contingent rentals. During the year, additions to property, plant and equipment of the Group financed by new finance leases were HK$1,018,000 (2005: Nil). At the balance sheet date, the net book value of network, decoders, cable modems and television production systems held under finance leases of the Group was HK$848,000 (2005: Nil).

14.	Programming library

	Group
	Internally developed HK$’000	Acquired HK$’000	Total HK$’000
Cost
At January 1, 2005	24,472	364,891	389,363
Additions	10,212	84,957	95,169
Written off	—	(93,193)	(93,193)

At December 31, 2005	34,684	356,655	391,339

At January 1, 2006	34,684	356,655	391,339
Additions	5,541	138,422	143,963
Written off	—	(70,137)	(70,137)

At December 31, 2006	40,225	424,940	465,165

Accumulated amortisation
At January 1, 2005	6,784	255,268	262,052
Charge for the year	3,324	76,300	79,624
Written off	—	(93,193)	(93,193)

At December 31, 2005	10,108	238,375	248,483

At January 1, 2006	10,108	238,375	248,483
Charge for the year	9,639	91,478	101,117
Written off	—	(70,137)	(70,137)

At December 31, 2006	19,747	259,716	279,463

Net book value
At December 31, 2006	20,478	165,224	185,702

At December 31, 2005	24,576	118,280	142,856

i-CABLE COMMUNICATIONS LIMITED Annual Report 2006

15.	Other intangible assets

	Group
	Club debentures HK$’000	Advertising rights HK$’000	Total HK$’000
Cost
At January 1, 2005, December 31, 2005 and January 1, 2006	4,006	—	4,006
Relating to a subsidiary acquired (Note 35)	—	11,692	11,692

At December 31 , 2006	4,006	11,692	15,698

Accumulated amortisation
At January 1, 2005, December 31, 2005 and January 1, 2006	—	—	—
Charge for the year	—	(2,923)	(2,923)

At December 31, 2006	—	(2,923)	(2,923)

Net book value
At December 31, 2006	4,006	8,769	12,775

At December 31, 2005	4,006	—	4,006

16.	Other non-current assets

	Group
	2006 HK$’000	2005 HK$’000
Unlisted equity securities, at cost	8,225	8,225
Inventories	7,726	2,554
Deposits, prepayments and other receivables	27,734	35,037
Amounts due from fellow subsidiaries	7,394	7,827

	51,079	53,643

Included in other non-current assets are the following amounts denominated in a currency other than the functional currency of the entity to which they relate:

	Group				Company
	2006 ’000		2005 ’000		2006 ’000	2005 ’000
British Pound Sterling	GBP	25		—	—	—
Chinese Renminbi	RMB	59		—	—	—

United States Dollars	USD	1,279	USD	100	—	—

17.	Investments in subsidiaries

	Company
	2006 HK$’000	2005 HK$’000
Unlisted shares, at cost	12	12

i-CABLE COMMUNICATIONS LIMITED Annual Report 2006

Notes to the Financial Statements (continued)

17.	Investments in subsidiaries (continued)

The following list contains only the particulars of subsidiaries which principally affected the results, assets or liabilities of the Group.

Name of company	Place of incorporation/ operation	Principal activities	Particulars of issued capital, all fully paid	Proportion of ownership interest —
				Directly	Indirectly
Apex Victory Limited	British Virgin Islands	Programme licensing	500 ordinary shares of US$1 each	100	—
Cable Network Communications Limited	Hong Kong	Investment holding	100 ordinary shares of HK$1 each	100	—
			2 non-voting deferred shares of HK$1 each	—	—
Hong Kong Cable Enterprises Limited	Hong Kong	Advertising airtime and programme licensing	2 ordinary shares of HK$1 each	—	100
Hong Kong Cable News Express Limited	Hong Kong	Advertising airtime	2 ordinary shares of HK$10 each	—	100
Hong Kong Cable Television Limited	Hong Kong	Pay television	750,000,000 ordinary shares of HK$1 each	—	100
i-CABLE Entertainment Limited	Hong Kong	Programme production and channel operation	10,000,000 ordinary shares of HK$1 each	—	100
i-CABLE Network Limited	Hong Kong	Network operation	100 ordinary shares of HK$1 each	—	100
			2 non-voting deferred shares of HK$1 each	—	—
i-CABLE News Limited	Hong Kong	Programme production and channel operation	10,000,000 ordinary shares of HK$1 each	—	100
i-CABLE Satellite Television Limited	Hong Kong	Non-domestic television services	2 ordinary shares of HK$1 each	—	100
i-CABLE Sports Limited	Hong Kong	Programme production and channel operation	10,000,000 ordinary shares of HK$1 each	—	100
i-CABLE Network Operations Limited (Formerly “i-CABLE WebServe Limited”)	Hong Kong	Internet and multimedia	500,000 ordinary shares of HK$1 each	—	100

i-CABLE COMMUNICATIONS LIMITED Annual Report 2006

17.	Investments in subsidiaries (continued)

Name of company	Place of incorporation/ operation	Principal activities	Particulars of issued capital, all fully paid	Proportion of ownership interest
				Directly	Indirectly
Rediffusion Satellite Services Limited	Hong Kong	Satellite television systems	1,000 ordinary shares of HK$10 each	—	100
Sundream Motion Pictures Limited	Hong Kong	Film production	10,000,000 ordinary shares of HK$1 each	—	100
	The People’s Republic of China	Technical services	HK$1, 000,000	—	100

*	This entity is registered as wholly foreign owned enterprises under PRC law and not audited by KPMG.

18.	Amounts due from subsidiaries

The amounts due from subsidiaries are unsecured, interest free, have no fixed terms of repayment, and are arisen in the ordinary course of business.

19.	Inventories

	Group
	2006 HK$’000	2005 HK$’000
Spare parts and consumables	1,198	9,869
Less: Provision for obsolescence	(87)	(75)

	1,111	9,794

20.	Trade and other receivables

Trade and other receivables comprise:

	Group		Company
	2006 HK$’000	2005 HK$’000	2006 HK$’000	2005 HK$’000
Accounts receivable from trade debtors	85,585	84,150	—	—
Deposits, prepayments and other receivables	64,445	105,271	1	654

	150,030	189,421	1	654

i-CABLE COMMUNICATIONS LIMITED Annual Report 2006

Notes to the Financial Statements (continued)

20.	Trade and other receivables (continued)

An ageing analysis of accounts receivable from trade debtors (net of impairment losses for bad and doubtful accounts) is set out as follows:

	Group
	2006 HK$’000	2005 HK$’000
0 to 30 days	24,819	24,019
31 to 60 days	24,428	24,153
61 to 90 days	16,869	15,681
Over 90 days	19,469	20,297

	85,585	84,150

The Group’s credit policy is set out in Note 32(a).

Included in trade and other receivables are the following amounts denominated in a currency other than the functional currency of the entity to which they relate:

	Group				Company
	2006 ’000		2005 ’000		2006 ’000	2005 ’000
British Pound Sterling	GBP	2		—	—	—
Chinese Renminbi	RMB	758	RMB	1,629	—	—
United States Dollars	USD	920	USD	140	—	—

21.	Amounts due from fellow subsidiaries

The amounts due from fellow subsidiaries are unsecured, interest free and repayable on demand, and are arisen in the ordinary course of business (see Note 38).

22.	Cash and cash equivalents

	Group		Company
	2006 HK$’000	2005 HK$’000	2006 HK$’000	2005 HK$’000
Deposits with banks and other financial institutions	560,165	320,610	—	—
Cash at bank and in hand	26,032	31,282	910	1,049

	586,197	351,892	910	1,049

Included in cash and cash equivalents in the balance sheet are the following amounts denominated in a currency other than the functional currency of the entity to which they relate:

	Group				Company
	2006 ’000		2005 ’000		2006 ’000		2005 ’000
British Pound Sterling		—	GBP	4		—	—
Chinese Renminbi	RMB	9,532	RMB	1,905		—	—
United States Dollars	USD	508	USD	69	USD	5	—

i-CABLE COMMUNICATIONS LIMITED Annual Report 2006

23.	Trade and other payables

Trade and other payables comprise:

	Group		Company
	2006 HK$’000	2005 HK$’000	2006 HK$’000	2005 HK$’000
Amounts due to trade creditors	42,675	70,466	—	—
Accrued expenses and other payables	395,698	392,951	3,050	4,229
Receipts in advance and customers’ deposits	107,527	70,075	—	—

	545,900	533,492	3,050	4,229

An ageing analysis of amounts due to trade creditors is set out as follows:

	Group
	2006 HK$’000	2005 HK$’000
0 to 30 days	3,806	5,345
31 to 60 days	3,916	9,020
61 to 90 days	6,537	18,257
Over 90 days	28,416	37,844

	42,675	70,466

Included in trade and other payables are the following amounts denominated in a currency other than the functional currency of the entity to which they relate:

	Group				Company
	2006 ’000		2005 ’000		2006 ’000		2005 ’000
British Pound Sterling	GBP	154	GBP	499		—		—
Canadian Dollars	CAD	1		—		—		—
Japanese Yen		—	JPY	470		—		—
New Taiwan Dollars	TWD	763		—		—		—
Chinese Renminbi	RMB	395	RMB	1,245		—		—
Swiss Francs	CHF	17		—		—		—
United States Dollars	USD	9,914	USD	11,289	USD	1	USD	8

24.	Amounts due to subsidiaries

The amounts due to subsidiaries are unsecured, interest free, and have no fixed terms of repayment, and are arisen in the ordinary course of business (see Note 38).

25.	Amounts due to fellow subsidiaries

The amounts due to fellow subsidiaries are unsecured, interest free, and repayable on demand, and are arisen in the ordinary course of business (see Note 38).

26.	Amount due from/(to) immediate holding company

The amount due from/(to) immediate holding company is unsecured, interest free, and has no fixed terms of repayment, and is arisen in the ordinary course of business (see Note 38).

i-CABLE COMMUNICATIONS LIMITED Annual Report 2006

Notes to the Financial Statements (continued)

27.	Obligations under finance leases

	Group
	2006		2005
	Present value of the minimum lease payments HK$’000	Total minimum lease payments HK$’000	Present value of the minimum lease payments HK$’000	Total minimum lease payments HK$’000
Within one year	705	723	—	—
After one year but within two years	72	73	—	—

	777	796	—	—

Less: total future interest expenses		(19)	—	—

Present value of lease obligations		777	—	—

28.	Other non-current liabilities

	Group
	2006 HK$’000	2005 HK$’000
Accrued expenses and other payables	9,248	—
Receipts in advance and customers’ deposits	42,671	77,926
Amount due to a fellow subsidiary	2,051	—

	53,970	77,926

29.	Equity settled share-based transactions

Pursuant to the Company’s share option scheme, the Board of Directors is authorised to grant options to eligible employees to subscribe for ordinary shares of the Company at prices as determined by the Board of Directors in accordance with the terms of the scheme.

(a)	The number and weighted average exercise prices of share options are as follows:

	2006		2005
	Number of options	Weighted- average exercise price per share HK$	Number of options	Weighted- average exercise price per share HK$
At January 1	15,160,000	10.49	27,711,600	7.36
Lapsed
– Forfeited	(3,060,000)	10.49	(962,000)	6.89
– Expired	—	—	(11,589,600)	3.30

At December 31	12,100,000	10.49	15,160,000	10.49

Options vested and exercisable at December 31	7,260,000	10.49	9,096,000	10.49

i-CABLE COMMUNICATIONS LIMITED Annual Report 2006

29.	Equity settled share-based transactions (continued)

(b)	Terms of unexpired and unexercised share options at balance sheet date:

Date granted	Exercise period	Exercise price		2006 Number	2005 Number
February 8, 2000	Apri 1, 2001 to December 31, 2009	HK$	10.49	12,100,000	15,160,000

At December 31, 2006, the weighted average remaining contractual life of unexpired share options was 1.8 years (2005: 2.4 years).

(c)	No share options were granted or exercised during the current and prior years.

30.	Capital and reserves

(a)	Authorised and issued share capital

	2006 HK$’000	2005 HK$’000
Authorised
8,000,000,000 ordinary shares of HK$1 each	8,000,000	8,000,000

Issued and fully paid
2,019,234,400 ordinary shares of HK$1 each	2,019,234	2,019,234

(b)	Nature and purpose of reserves

(i)	Share premium

The application of the share premium account is governed by Section 48B of the Hong Kong Companies Ordinance.

(ii)	Special capital reserve

The special capital reserve is non-distributable and it should be applied for the same purpose as the share premium account. In 2004, the issued share capital of a subsidiary under the Group was reduced (“Capital Reduction”) and the credit arising from the Capital Reduction was applied to eliminate the accumulated losses standing in the profit and loss account of that subsidiary as at September 30, 2004.

An undertaking was given to the Court by the subsidiary in connection with the Capital Reduction (the “Undertaking”). Pursuant to the Undertaking, any future recoveries or reversals of provisions in respect of: 1) assets owned or held under finance and operating leases against which charges to depreciation were made as at September 30, 2004; and 2) provisions made by the subsidiary in respect of certain assets held by the subsidiary as at September 30, 2004; collectively the relevant assets (“relevant assets”) to the extent that such recoveries exceed the written down amounts of the relevant assets, up to an aggregate amount of HK$1,958,524,266, will be credited to a special capital reserve. While any debt or liability of, or claim against, the subsidiary at the date of the Capital Reduction remains outstanding and the person entitled to the benefit thereof has not agreed otherwise, the special capital reserve shall not be treated as realised profits. The subsidiary shall be at liberty to apply the special capital reserve for the same purposes as a share premium account may be applied.

The amount to be credited to the special capital reserve is subject to a limit (“Limit”), which was HK$1,958,524,266 as at the date of the capital reduction. The Limit may be reduced by the amount of any increase in the issued share capital or in the share premium account of the subsidiary resulting from an issue of shares for cash or other consideration or upon a capitalisation of distributable reserves. The subsidiary shall be at liberty to transfer the amount so reduced to the general reserves of the subsidiary and the same shall become available for distribution. The Limit may also be reduced after the disposal or other realisation of any of the relevant assets by the amount of the charge to depreciation or provision made in relation to such asset as at September 30, 2004 less such amount as is credited to the special capital reserve as a result of such disposal or realisation.

i-CABLE COMMUNICATIONS LIMITED Annual Report 2006

Notes to the Financial Statements (continued)

30.	Capital and reserves (continued)

(b)	Nature and purpose of reserves (continued)

(ii)	Special capital reserve (continued)

In the event that the amount standing to the credit of the special capital reserve exceeds the Limit, the subsidiary shall be at liberty to transfer the amount of any such excess to the general reserves of the subsidiary, which shall become available for distribution.

As at December 31, 2006, the Limit of the special capital reserve, as reduced by HK$516,824,140 (2005: HK$508,033,384) related to recoveries and reversals of provisions of the relevant assets, was HK$932,750,633 (2005: HK$1,449,574,773), and the amount standing to the credit of the special capital reserve was HK$13,771,309 (2005: HK$7,923,811).

(iii)	Exchange reserve

The exchange reserve comprises all foreign exchange differences arising from the translation of the financial statements of foreign operations. The reserve is dealt with in accordance with the accounting policies set out in Note 1(p).

(iv)	Distributability of reserves

At December 31, 2006, reserves of the Company available for distribution to equity shareholders of the Company amounted to HK$1,136,835,000 (2005: HK$1,308,604,000).

After the balance sheet date, the Directors proposed a final dividend of 5 cents per share (2005: 5 cents per share), amounting to HK$100,962,000 (2005: HK$100,962,000). This dividend has not been recognised as a liability at the balance sheet date.

31.	Income tax in the balance sheet

(a)	Current taxation in the balance sheet represents:

	Group
	2006 HK$’000	2005 HK$’000
Overseas taxation	49	51

(b)	Deferred tax assets and liabilities recognised:

The components of deferred tax (assets)/liabilities recognised in the consolidated balance sheet and the movements during the year are as follows:

Deferred tax arising from:	Depreciation allowances in excess of related depreciation HK$’000	Tax losses HK$’000	Other HK$’000	Total HK$’000
At January 1, 2005	238,875	(238,875)	—	—
Credited to consolidated profit and loss account (Note 7(a))	(39,739)	(265,326)	—	(305,065)

At December 31, 2005	199,136	(504,201)	—	(305,065)

Addition through acquisition of subsidiary	—	—	3,508	3,508
Charged/(credited) to consolidated profit and loss account (Note 7(a))	(34,921)	64,150	(877)	28,352

At December 31, 2006	164,215	(440,051)	2,631	(273,205)

i-CABLE COMMUNICATIONS LIMITED Annual Report 2006

31.	Income tax in the balance sheet (continued)

(b)	Deferred tax assets and liabilities recognised (continued):

	2006 HK$’000	2005 HK$’000
Net deferred tax assets recognised on the balance sheet	(388,266)	(434,266)
Net deferred tax liabilities recognised on the balance sheet	115,061	129,201

	(273,205)	(305,065)

(c)	Deferred tax assets not recognised:

The Group has not recognised deferred tax assets in respect of the following:

	2006 HK$’000	2005 HK$’000
Future benefit of tax losses	422,655	431,871
Provision for obsolete inventories	—	13
Impairment loss for bad and doubtful accounts	1,035	384

	423,690	432,268

32.	Financial risk management objectives and policies

Exposure to credit, liquidity, interest rate and foreign currency risks arises in the normal course of the Group’s business. These risks are limited by the Group’s financial management policies and practices described below:

(a)	Credit risk

The Group’s credit risk is primarily attributable to trade and other receivables. Management has a defined credit policy in place with general credit terms ranging from 0 to 60 days. The exposure to credit risks is monitored on an ongoing basis. The Group has no significant concentrations of credit risk from customers. Subscription revenue from customers is settled mainly in cash or via major credit cards.

(b)	Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash, the availability of funding through an adequate amount of committed credit facilities. The Group’s objective is to maintain a balance between the continuity of funding and the flexibility through use of bank overdrafts and bank loans. In addition, banking facilities have been put in place for contingency purposes.

(c)	Interest rate risk

At December 31, 2006, the Group had short-term deposits with bank and other financial institutions amounting to HK$560,165,000 (2005: HK$320,610,000), with original maturities of four days at market interest rates. Apart from the foregoing, the Group has no other significant income-generating financial assets or interest-bearing financial liabilities. The Group’s revenue, expenses and cash flows are substantially independent of changes in market interest rates.

i-CABLE COMMUNICATIONS LIMITED Annual Report 2006

Notes to the Financial Statements (continued)

32.	Financial risk management objectives and policies (continued)

(c)	Interest rate risk (continued)

Effective interest rates and repricing analysis

In respect of income-earning financial assets, the following table indicates their effective interest rates at the balance sheet date and the periods in which they reprice:

	Group				Company
	One year or less Total		Effective interest rate		One year or less Total		Effective interest rate
	2006 HK$’000	2005 HK$’000	2006%	2005%	2006 HK$’000	2005 HK$’000	2006%	2005%
Floating rate:
Cash and cash equivalents	26,032	31,282	0.59	0.02	910	1,049	—	—

Fixed rate:
Cash and cash equivalents	560,165	320,610	3.77	3.65	—	—	—	—

(d)	Foreign currency risk

(i)	Forecast transactions

The Group is exposed to foreign currency risk primarily through programming licensing activities whereby a substantial portion of our programming costs on overseas content is settled in United States dollars. In view of the continued support from the Hong Kong SAR Government to maintain the peg of the Hong Kong dollar to the United States dollar, management does not expect that there will be any significant currency risk associated with programming cost commitments denominated in United States dollars. Management also enters into forward exchange contracts from time to time to hedge forecast transactions. At December 31, 2006, the Group had outstanding forward foreign exchange contract to buy foreign currency with a notional principal value of HK$101 million equivalent. The fair value of the contract was HK$30,000 at December 31, 2006 and included as “other receivables” in the financial statements (see Note 20).

(ii)	Recognised assets and liabilities

In respect of trade and other receivables and payables held in currencies other than the functional currency of the operations to which they relate, the Group manages the net exposure by buying or selling foreign currencies at spot rates where necessary to address short-term imbalances.

33.	Fair value of financial instruments

All financial instruments are carried at amounts not materially different from their fair values as at December 31, 2006 and 2005.

i-CABLE COMMUNICATIONS LIMITED Annual Report 2006

34.	Jointly controlled assets

At December 31, 2006, the aggregate amounts of assets and liabilities recognised in the financial statements relating to the Group’s interests in jointly controlled assets are as follows:

	2006 HK$’000	2005 HK$’000
Assets:
Programming library	14,857	8,364
Prepayments and other receivables	9,089	3,336
Cash and cash equivalents	2	—

	23,948	11,700

Liabilities:
Accrued expenses and other payables	926	—

35.	Acquisition of a subsidiary

On April 30, 2006, the Group acquired 70% interest in of approximately HK$10,232,000, satisfied in cash.

2006 HK$’000
Net assets acquired:
Accounts receivable from trade debtors	8,249
Deposits, prepayments and other receivables	5,087
Intangible asset	11,692
Cash and cash equivalents	2,755
Accrued expenses and other payables	(9,113)
Receipts in advance and customers’ deposits	(545)
Deferred tax liability	(3,508)

Net assets acquired	14,617
Amount of net assets attributable to minority shareholders	(4,385)

Total purchase price paid, satisfied in cash	10,232
Less: cash of the subsidiary acquired	(2,755)

Net cash outflow in respect of the purchase of a subsidiary	7,477

The results of operations of are consolidated and included in the financial statements of the Group from April 30, 2006 onward. This acquisition was not a material business combination as measured by either the purchase price, total assets or profit before and after taxation to the Group’s financial condition and results of operations.

i-CABLE COMMUNICATIONS LIMITED Annual Report 2006

Notes to the Financial Statements (continued)

36.	Commitments

Commitments outstanding as at December 31, 2006 not provided for in the financial statements were as follows:

	Group		Company
	2006 HK$’000	2005 HK$’000	2006 HK$’000	2005 HK$’000
Capital commitments
(i) Property, plant and equipment
– Authorised and contracted for	12,782	14,196	—	—
– Authorised but not contracted for	121,278	119,468	—	—

	134,060	133,664	—	—

(ii) Acquisition of equity interests in prospective subsidiary and associate
– Authorised and contracted for	2,405	12,506	—	—
– Authorised but not contracted for	—	—	—	—

	2,405	12,506	—	—

	136,465	146,170	—	—

Programming and other commitments
– Authorised and contracted for	421,934	465,019	—	—
– Authorised but not contracted for	57,436	80,006	—	—

	479,370	545,025	—	—

Operating lease commitments
– Within one year	41,195	42,938	—	—
– After one year but within five years	36,415	75,386	—	—
– After five years	54,742	56,021	—	—

	132,352	174,345	—	—

	748,187	865,540	—	—

(a)	Operating lease commitments

The Group leases a number of premises under operating leases for use as office premises, car parks, warehouses, district centres, remote camera sites, multipoint microwave distribution system transmission sites and hub sites. The terms of the leases vary and may be renewable on a monthly basis or run for an initial period of three to fifteen years, with an option to renew the lease after that date at which time all terms are renegotiated. Lease payments are usually adjusted every two to three years to reflect market rentals. None of the leases includes contingent rentals.

Some of the leased properties have been sublet by the Group under operating leases. The terms of the subleases vary and may be renewable on a monthly basis or run for an initial period of three years, with an option to renew the lease after that date at which time all terms are renegotiated.

The Group leases out cable modem equipment and decoders to subscribers under operating leases which are renewable on a monthly basis. None of the leases includes contingent rentals.

i-CABLE COMMUNICATIONS LIMITED Annual Report 2006

36.	Commitments (continued)

(b)	Future operating lease income

(i)	The total future minimum sublease payments receivable under non-cancellable subleases at December 31, 2006 amounted to HK$8,951,000 (2005: HK$12,336,000).

(ii)	The total future minimum lease payments receivable in respect of cable modem equipment and decoders under non-cancellable operating leases are as follows:

	Group		Company
	2006 HK$’000	2005 HK$’000	2006 HK$’000	2005 HK$’000
Within one year	7,886	9,587	—	—

37.	Contingent liabilities

As at December 31, 2006, there were contingent liabilities in respect of the following:

(i)	The Company has undertaken to provide financial support to certain of its subsidiaries in order to enable them to continue to operate as going concerns.

(ii)	Guarantees, indemnities and letters of awareness to banks totalling HK$616 million (2005: HK$616 million) in respect of overdraft and guarantee facilities given by those banks to the subsidiaries. Of this amount, at December 31, 2006, HK$107 million (2005: HK$311 million) was utilised by the subsidiaries.

As at the balance sheet date, the Company has issued two separate guarantees to a bank in respect of overdraft facilities granted to two wholly owned subsidiaries which expires on August 31, 2007. At December 31, 2006, none of the overdraft facilities was drawn down by the subsidiaries. The Company has not recognised any deferred income in respect of the guarantees as their fair values cannot be reliably measured and the transaction price was HK$Nil.

38.	Material related party transactions

In addition to the transactions and balances disclosed elsewhere in these financial statements, the Group entered into the following material related party transactions during the year ended December 31, 2006:

	2006 HK$’000	2005 HK$’000
Rentals payable and related management fees on land and buildings (Note (i))	40,118	36,141
Rentals receivable on land and buildings (Note (ii))	(5,065)	(4,464)
Network repairs and maintenance services charge (Note (iii))	(22,484)	(21,783)
Management fees (Note (iv))	12,430	12,630
Computer services (Note (v))	16,598	17,814
Leased line and Public Non-Exclusive Telecommunications Service (“PNETS”) charges and international bandwidth access charges (Note (vi))	21,684	21,756
Project management fees (Note (vii))	(3,421)	(6,079)
Internet Protocol Point wholesale services charge (Note (viii))	(39,490)	(21,294)
Agency fees (Note (ix))	(24,723)	(14,185)

i-CABLE COMMUNICATIONS LIMITED Annual Report 2006

Notes to the Financial Statements (continued)

38.	Material related party transactions (continued)

Notes:

(i)	These represent rentals and related management fees paid to fellow subsidiaries in respect of office premises, car parks, warehouses, district centres and hub sites. As at December 31, 2006, related rental deposits amounted to HK$8,583,000 (2005: HK$7,511,000).

(ii)	This represents rental received from a fellow subsidiary in respect of the lease of office premises.

(iii)	This represents service charges to a fellow subsidiary in relation to the operation, repair and maintenance of ducts, cables and ancillary equipment.

(iv)	This represents costs incurred by a fellow subsidiary on the Group’s behalf which were recharged to the Group.

(v)	This represents service charges paid to a fellow subsidiary for computer system maintenance and consulting services provided.

(vi)	These represent service fees paid to a fellow subsidiary in respect of the leasing of datalines, PNETS charges and international bandwidth access charges incurred.

(vii)	This represents fees received from a fellow subsidiary for the provision of project management services.

(viii)	This represents service charges to a fellow subsidiary in relation to the Internet Protocol Point wholesale services.

(ix)	This represents service charges to a fellow subsidiary in relation to the agency services.

Included in Note 13 were additions to property, plant and equipment totalling HK$61,000 (2005: HK$608,000) constructed by a fellow subsidiary on behalf of the Group during the year ended December 31, 2006.

The immediate holding company has issued deeds of indemnity in respect of certain taxation and costs arising in respect of the period prior to November 1, 1999. The Group is not charged for these indemnities.

Key management personnel remuneration

Remuneration for key management personnel, including amounts paid to the Company’s directors as disclosed in Note 8 and certain of the highest paid employees as disclosed in Note 9, is as follows:

	2006 HK$’000	2005 HK$’000
Short-term employee benefits	34,132	35,917
Post-employment benefits	1,367	1,367

	35,499	37,284

Total remuneration is included in “staff costs” (See Note 5).

39.	Non-adjusting post balance sheet event

After the balance sheet date the Directors proposed a final dividend. Further details are disclosed in Note 11.

i-CABLE COMMUNICATIONS LIMITED Annual Report 2006

40.	Accounting estimates and judgements

Management considers the key source of estimation uncertainty lies in the recognition of deferred tax assets from unused tax losses. As explained in Note 1(o), all deferred tax assets to the extent that it is probable that future taxable profits will be available against which they can be utilised, are recognised. It is possible that adverse changes to the operating environment or the Group’s organisation structure could cause a future write-down of the deferred tax assets recognised.

Apart from deferred tax assets, management also makes estimates and assumptions that affect the reported amounts of other assets, liabilities, revenue and expenses as well as the disclosure of contingent assets and liabilities. Notes 1(f), 1(h)(i), 1(j), 1(k), 1(s), and Note 33 contain information about the assumptions and risk factors relating to useful lives of property, plant and equipment, net realisable value of commissioned programmes, impairment provisions for property, plant and equipment, other intangible assets, inventories, loans and receivables, and unlisted equity instruments.

On useful lives of property, plant and equipment, these are estimated at the time such assets are acquired and are based on historical experience with similar assets, also taking into account the anticipated technological or industrial changes in order to determine the amount of depreciation expense to be recorded during any reporting period. If these changes were to occur more rapidly than anticipated or in a different form than anticipated, the useful lives assigned to these assets may need to be shortened, resulting in the recognition of increased depreciation expense in future periods.

Net realisable value of commissioned programmes and films are estimated based on their projected future revenue to be derived from all applicable territories and windows less cost to sell, taking into account historical performances of films and programmes with comparable budgets, casts, or other relevant qualities. Impairment provisions are made for carrying costs that are in excess of the expected future revenue to be generated by these programmes and films. Films in progress are stated at cost less any impairment provisions, taking into account the project status, and estimated realisable value. If revenue actually generated were to fall short of forecasts, or there are changes in total projected ultimate gross revenues, amortisation may need to be increased, or impairment provision may need to be made to reduce the carrying value of individual programme or film to its realisable amount.

Property, plant and equipment, inventories, and various financial instruments including loans and receivables, equity instruments and other intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts may exceed the realisable value. If any such indication exists, the asset’s realisable value is estimated and an impairment loss is recognised.

The value of property, plant and equipment and inventories and other intangible assets in use represent the amount that these assets are expected to generate based on reasonable and supportable assumptions. The value of loans and receivables are calculated based on estimated future cash flows. The fair value of equity instruments are estimated based on a combination of valuation techniques including use of recent arm’s length market transactions of the underlying securities and references to the fund managers’ estimated fair value as adjusted for specific circumstances of the investment including recent fund raising results and financial outlook.

Actual results may differ from these estimates under different assumptions or conditions.

41.	Possible impact of amendments, new standards and interpretations issued but not yet effective for the year ended December 31, 2006

Up to the date of issue of these financial statements, the HKICPA has issued a number of amendments, new standards and interpretations which are not yet effective for the year ended December 31, 2006 and which have not been adopted in these financial statements.

The Group is in the process of making an assessment of what the impact of these amendments, new standards and new interpretations is expected to be in the period of initial application. So far it has concluded that the adoption of them is unlikely to have a significant impact on the Group’s results of operations and financial position.

i-CABLE COMMUNICATIONS LIMITED Annual Report 2006

Notes to the Financial Statements (continued)

41.	Possible impact of amendments, new standards and interpretations issued but not yet effective for the year ended December 31, 2006 (continued)

In addition, the following developments may result in new or amended disclosures in the financial statements:

Effective for accounting periods beginning on or after
HKFRS 7, Financial instruments: disclosures	January 1, 2007
Amendments to HKAS 1, Presentation of financial statements: capital disclosures	January 1, 2007
HK (IFRIC) 7, Applying the restatement approach under HKAS 29 Financial reporting in hyperinflationary economies	March 1, 2006
HK (IFRIC) 8, Scope of HKFRS 2 Share based payments	May 1, 2006
HK (IFRIC) 9, Reassessment of embedded derivatives under HKAS 39	June 1, 2006
HK (IFRIC) 10, Interim financial reporting and impairment	November 1, 2006
HK (IFRIC) 11, HKFRS 2 – Group and treasury share arrangements	March 1, 2007
HK (IFRIC) 12, Service concession arrangements	August 1, 2008

42.	Parent and ultimate controlling party

The Directors consider the parent and the ultimate controlling party at December 31, 2006 to be Wharf Communications Limited and The Wharf (Holdings) Limited, respectively, both of which are incorporated in Hong Kong. The Wharf (Holdings) Limited produces financial statements available for public use.

43.	Comparative figures

Certain comparative figures have been re-classified to conform with the current year’s presentation.

44.	Approval of financial statements

The financial statements were approved and authorised for issue by the Directors on March 5, 2007.

In addition to the Company’s annual financial statements prepared pursuant to the requirements of the Hong Kong Companies Ordinance, each year the Company also prepares a number of special purpose financial reports for filing with different regulatory bodies and which may be approved by the Directors at different times during the year. Once approved, the Company’s annual Hong Kong financial statements which have been prepared under the Companies Ordinance are not subsequently updated for the issuance of such special purpose financial reports, and accordingly comparative amounts in these financial statements are based on the prior year’s statutory financial statements presented at the previous Annual General Meeting.

i-CABLE COMMUNICATIONS LIMITED Annual Report 2006

Five-year Financial Summary

(Expressed in HK$’million)

	2002	2003	2004	2005	2006
Results
Turnover	2,161	2,143	2,372	2,441	2,547
Operating expenses	(1,935)	(1,892)	(2,076)	(2,161)	(2,349)

Profit from operations	226	251	296	280	198
Interest income	26	8	—	3	12
Finance costs	(62)	(16)	—	—	—
Non-operating income/(expenses)	—	(10)	1	1	—
Impairment loss on investment	(73)	—	—	(2)	—

Profit before taxation	117	233	297	282	210
Income tax	—	(13)	(13)	300	(29)

Profit after taxation	117	220	284	582	181

Attributable to:
Equity shareholders of the Company	117	220	284	582	182
Minority interests	—	—	—	—	(1)

Profit after taxation	117	220	284	582	181

Assets and Liabilities

Property, plant and equipment	2,302	2,170	2,051	1,838	1,591
Programming library	149	142	127	143	186
Other intangible assets	—	4	4	4	13
Deferred tax assets	107	113	109	434	388
Other non-current assets	21	87	81	54	51
Current assets	645	87	223	556	794

Total assets	3,224	2,603	2,595	3,029	3,023

Current liabilities	1,465	721	572	574	592
Deferred tax liabilities	234	113	109	129	115
Other non-current liabilities	—	84	86	78	54

Total liabilities	1,699	918	767	781	761

Share capital	2,019	2,019	2,019	2,019	2,019
Reserves	(494)	(334)	(191)	229	240

Total equity attributable to equity shareholders of the Company	1,525	1,685	1,828	2,248	2,259
Minority interests	—	—	—	—	3

Total liabilities and equity	3,224	2,603	2,595	3,029	3,023

Certain comparative figures for the years 2003, 2004 and 2005 have been re-classified to conform with the current year’s presentation. However, it is not practicable to re-classify for year 2002 for comparison purposes.

A Chinese version of this annual report is available from the Company upon request.

i-CABLE COMMUNICATIONS LIMITED Annual Report 2006

i-CABLE COMMUNICATIONS LIMITED

CABLE TV Tower, 9 Hoi Shing Road, Tsuen Wan, Hong Kong

www.i-cablecomm.com i-CABLE

(Clockwise from top) i-CABLE News anchors Joanne Yung Yuen-wah, Lavender Cheung

Wan-yim; i-CABLE Entertainment News presenters Albert Au Wing-kuen, Kenny Wong

Chi-chun, Vivian Lau Ming-hin; i-CABLE Sports soccer commentator Yau Kin-wai; and

i-CABLE Entertainment News presenter Janis Chan Pui-yee.

Design : THE DESIGN ASSOCIATES www.tda.com.hk

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